FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Final Results

AstraZeneca
9 February 2023 07:00 GMT
Full year and Q4 2022 results

Strong performance and pipeline progress in 2022 underpins 2023 outlook
On track to deliver industry-leading revenue growth through 2025 and beyond

Revenue and EPS summary

		FY 2022			Q4 2022
		% Change			% Change
	$m	Actual	CER1	$m	Actual	CER
- Product Sales	42,998	18	24	10,798	(6)	2
- Collaboration Revenue	1,353	54	56	409	(20)	(19)
Total Revenue	44,351	19	25	11,207	(7)	1
Reported2 EPS3	$2.12	n/m	n/m	$0.58	n/m	n/m
Core4 EPS	$6.66	26	33	$1.38	(17)	(5)

Financial performance (FY 2022 figures unless otherwise stated, growth numbers and commentary at CER)

-  Total Revenue increased 25% to $44,351m, with growth coming from all therapy areas, and from the addition of Alexion, which was incorporated into the Group's results from 21 July 2021

-  Total Revenue in the fourth quarter was impacted by the decline in Vaxzevria. Excluding Vaxzevria, Total Revenue in the quarter increased 17%

-  Oncology Total Revenue including milestone receipts increased 20%; Oncology Product Sales increased 19%. Total Revenue CVRM5 increased 19%6, R&I7 increased 3%, and Rare Disease increased 10%6

-  Core Gross Margin of 80%, up six percentage points, reflecting the lower revenue from Vaxzevria and the increased share of Oncology and Rare Disease medicines. Core Gross Margin of 77% in the fourth quarter was impacted by inventory write downs and manufacturing termination fees for Evusheld

-  Core Total Operating Expense increased 23%, reflecting the addition of Alexion, and continued investment in new launches and the pipeline to deliver sustainable long-term growth

-  Core Operating Margin of 30%, up four percentage points

-  Core EPS increased 33% to $6.66. Second interim dividend declared of $1.97 per share, making a total dividend declared for FY 2022 of $2.90 for the year. The Core Tax Rate for the year was 17%, reflecting IP incentive regimes, geographical mix of profits and adjustments to prior year tax liabilities

FY 2023 Guidance summary (Growth numbers at CER)

-  Total Revenue is expected to increase by a low-to-mid single-digit percentage

-  Total Revenue excluding COVID-19 medicines8 is expected to increase by a low double-digit percentage

-  Core EPS is expected to increase by a high single-digit to low double-digit percentage

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"2022 was a year of continued strong company performance and execution of our long-term growth strategy. We made excellent pipeline progress with a record 34 approvals in major markets and we are initiating new late-stage trials for high potential medicines such as camizestrant, datopotamab deruxtecan and volrustomig.

In 2023, we expect to see another year of double-digit revenue growth at CER, excluding our COVID-19 medicines. We will continue to invest behind our pipeline and recent launches while continuing to improve profitability. We plan to initiate more than thirty Phase III trials this year, of which ten have the potential to deliver peak year sales over one billion dollars.

Our R&D success and revenue increase in 2022 demonstrate that we are on track to deliver industry-leading revenue growth through 2025 and beyond, and have set AstraZeneca on a path to deliver at least fifteen new medicines before the end of the decade."

Key milestones achieved since the prior results

-  Key regulatory approvals: US approval for Airsupra (PT027) in asthma. EU approvals for Lynparza9 in mCRPC10 (PROpel), Enhertu in gastric cancer (DESTINY-Gastric01) and HER211-low breast cancer (DESTINY-Breast04), Imfinzi in biliary tract cancer (TOPAZ-1), Imfinzi+Imjudo in HCC12 and Forxiga in heart failure with preserved ejection fraction. Five approvals in Japan, including Imfinzi and Imjudo in liver cancer (TOPAZ-1) and NSCLC13 (POSEIDON) and Calquence for treatment-naïve CLL (ELEVATE-TN)

-  Other regulatory milestones: US Fast Track designations for capivasertib in HR-positive HER2-negative breast cancer (CAPItello-291), tozorakimab in treatment/prevention of acute respiratory failure in patients with viral lung infection (TILIA), and Orpathys plus Tagrisso in NSCLC with MET14 overexpression (SAVANNAH/SAFFRON); US Orphan Drug Designation for Saphnelo in idiopathic inflammatory myopathies; US Emergency Use Authorisation for Evusheld revised - as of January 2023, Evusheld is not currently authorised for use in the US.

Guidance

The Company provides guidance for FY 2023 at CER, based on the average exchange rates through 2022.

Total Revenue is expected to increase by a low-to-mid single-digit percentage
 Excluding COVID-19 medicines, Total Revenue is expected to increase by a low double-digit percentage
Core EPS is expected to increase by a high single-digit to low double-digit percentage

-  While challenging to forecast, Total Revenue from COVID-19 medicines (Vaxzevria, Evusheld and AZD3152, the COVID-19 LAAB15 currently in development) is expected to decline significantly in FY 2023, with minimal revenue from Vaxzevria

-  Total Revenue from China is expected to return to growth and increase by a low single-digit percentage in FY 2023

-  Collaboration Revenue and Other Operating Income are both expected to increase, driven by continued growth of our partnered medicines, success-based milestones, and certain anticipated transactions

-  Core Operating Expenses are expected to increase by a low-to-mid single-digit percentage, driven by investment in recent launches and the ungating of new trials

-  The Core Tax Rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported result, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact
If foreign exchange rates for February to December 2023 were to remain at the average rates seen in January 2023, it is anticipated that FY 2023 Total Revenue and FY 2023 Core EPS would both incur a low single-digit adverse impact versus the performance at CER.

The Company's foreign exchange rate sensitivity analysis is provided in Table 17.

Table 1: Key elements of Total Revenue performance in Q4 2022

% Change

Revenue type	$m	Actual	CER
Product Sales	10,798	(6)	2	* Decline of 6% (2% increase at CER) due to lower sales of Vaxzevria16 * Strong growth in Oncology, CVRM and Rare Disease
Collaboration Revenue	409	(20)	(19)	* $188m for Enhertu (Q4 2021: $60m) * $37m for Tezspire (Q4 2021: $nil) * Milestone of $105m for Lynparza
Total Revenue	11,207	(7)	1	* Excluding Vaxzevria, Q4 2022 Total Revenue increased by 8% (17% at CER) - see below
Therapy areas	$m	Actual	CER
Oncology	4,046	4	12	* Strong performance across key medicines and regions
CVRM6	2,284	12	22	* Farxiga up 39% (52% CER), Lokelma up 50% (63% at CER), roxadustat up 61% (83% CER), Brilinta decreased 1% (increased 4% at CER)
R&I	1,485	(7)	(1)	* Growth in Fasenra, Breztri and Saphnelo offset by decline in Pulmicort of 33% (28% at CER) primarily due to the impact of VBP17 implementation in China
V&I18	1,163	(50)	(43)	* $734m from Evusheld (Q4 2021: $135m) * $95m from Vaxzevria (Q4 2021: $1,762m)
Rare Disease6	1,816	4	10	* Ultomiris up 52% (62% at CER) as gMG launch and conversion progressed; offset by decline in Soliris * Strensiq up 24% (27% at CER) reflecting strength of patient demand and geographic expansion
Other Medicines	412	(2)	12
Total Revenue	11,207	(7)	1
Regions inc. Vaxzevria	$m	Actual	CER
Emerging Markets	2,733	(25)	(18)	* Decline due to lower sales of Vaxzevria (growth rates excluding Vaxzevria shown below)
- China	1,194	(9)	3	* Second consecutive quarter of growth at CER
- Ex-China Emerging Markets	1,538	(35)	(29)	* Decline due to lower sales of Vaxzevria
US	4,788	22	22
Europe	2,308	(20)	(8)	* Decline due to lower sales of Vaxzevria
Established RoW	1,378	(11)	8
Total Revenue inc. Vaxzevria	11,207	(7)	1
Regions exc. Vaxzevria	$m	Actual	CER
Emerging Markets	2,678	7	18
- China	1,194	(8)	4	* Second consecutive quarter of growth at CER
- Ex-China Emerging Markets	1,484	24	33	* Strong growth in Oncology and CVRM * $246m from Evusheld in Q4 (Q4 2021: $69m)
US	4,788	24	24	* Growth in Oncology medicines
Europe	2,268	(12)	1
Established RoW	1,378	4	27
Total Revenue exc. Vaxzevria	11,112	8	17

Table 2: Key elements of financial performance in Q4 2022

Metric	Reported	Reported change	Core	Core change	Comments19
Total Revenue	$11,207m	-7% Actual 1% CER	$11,207m	-7% Actual 1% CER	* Excluding Vaxzevria, Q4 2022 Total Revenue increased by 8% (17% at CER) * See Table 1 and the Total Revenue section of this document for further details
Gross margin20	73%	13pp Actual 15pp CER	77%	3pp Actual 4pp CER
        + Increasing mix of sales from Oncology and Rare Disease medicines

        + Decreasing mix of Vaxzevria sales

- Negative impact in the quarter from currency fluctuations

- Inventory write downs and manufacturing termination fees relating to Evusheld reduced Gross Profit by $335m in Q4 2022

- Mix impact from profit-sharing arrangements (e.g. Lynparza)

- Reported Gross Margin impacted by unwind of Alexion inventory fair value adjustment

R&D expense	$2,625m	2% Actual 9% CER	$2,526m	5% Actual 12% CER	+ Increased investment in the pipeline * Core R&D-to-Total Revenue ratio of 23% (Q4 2021: 20%)
SG&A expense	$4,621m	-10% Actual -3% CER	$3,583m	6% Actual 15% CER
       +    Market development activities for recent launches

       +    Core SG&A-to-Total Revenue ratio of 32%(Q4 2021: 28%). The year-on-year comparison is impacted by differences in cost phasing during H2 2021 and H2 2022

Other operating income21	$189m	29% Actual 33% CER	$130m	-11% Actual -7% CER	* Reported and Core OOI includes income from sale of the Waltham site
Operating margin	10%	12pp Actual 14pp CER	23%	-4pp Actual -3pp CER	* See Gross Margin and Expensescommentary above
Net finance expense	$315m	-6% Actual stable at CER	$245m	5% Actual 9% CER	* Reported impacted by a reduction in the discount unwind on acquisition-related liabilities
Tax rate	-16%	n/m	10%	-7pp Actual -6pp CER
  *  The Reported and Core Tax Rates in the quarter reflected IP incentive regimes, geographical mix of profits and adjustments to prior year tax liabilities including several one-time items

  * Variations in the tax rate can be expected to continue quarter to quarter

EPS	$0.58	n/m	$1.38	-17% Actual -5% CER	* Further details of differences between Reported and Core are shown in Table 12

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Imfinzi +/- Imjudo	NSCLC (1st-line) (POSEIDON)	Regulatory approval (US, JP)
	Imfinzi + Imjudo	Hepatocellular carcinoma (1st-line) (HIMALAYA)	Regulatory approval (JP)
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory approval (EU, JP)
	Lynparza	mCRPC (1st-line) (PROpel)	Regulatory approval (EU)
	Enhertu	HER2-positive breast cancer (2nd-line) (DESTINY-Breast03)	Regulatory approval (JP)
	Enhertu	HER2-low breast cancer (3rd-line) (DESTINY-Breast04)	Regulatory approval (EU)
	Enhertu	HER2-positive/HER2-low gastric (2nd-line) (DESTINY-Gastric01, DESTINY-Gastric02)	Regulatory approval (EU)
	Calquence	CLL22 (ELEVATE-TN)	Regulatory approval (JP)
	Calquence	Maleate tablet formulation	Regulatory approval (EU)
	Forxiga	HFpEF23 (DELIVER)	Regulatory approval (EU, JP)
	Airsupra	Severe asthma (MANDALA/DENALI)	Regulatory approval (US)
	Tezspire	Pre-filled pen	Regulatory approval (US, EU)
Regulatory submissions or acceptances	Enhertu	HER2-mutated NSCLC (2nd-line+) (DESTINY-Lung01)	Regulatory submission (EU, JP)
	Calquence	CLL (ASCEND)	Regulatory submission (CN)
	Beyfortus	RSV24 (MELODY/MEDLEY)	Regulatory submission (US)
	Soliris	NMOSD25	Regulatory submission (CN)
Major Phase III data readouts and other developments	Imfinzi	NSCLC (1st-line) (PEARL)	Primary endpoint not met
	capivasertib	HR26+/HER2-negative breast cancer (1st-line) (CAPItello-291)	Fast Track Designation (US)
	Orpathys + Tagrisso	NSCLC with MET overexpression (SAVANNAH/SAFFRON)	Fast Track Designation (US)
	tozorakimab	Treatment/prevention of acute respiratory failure in patients with viral lung infection (TILIA)	Fast Track Designation (US)
	Saphnelo	Idiopathic inflammatory myopathies	Orphan Drug Designation (US)
	Evusheld	Pre-exposure prophylaxis of COVID-19	Revision of Emergency Use Authorisation (US) - Evusheld is not currently authorised in the US until further notice from the FDA27

Corporate and business development

In January 2023, AstraZeneca entered into a definitive agreement to acquire CinCor Pharma, Inc. (CinCor), a US-based clinical-stage biopharmaceutical company focused on developing novel treatments for resistant and uncontrolled hypertension as well as chronic kidney disease. The acquisition will bolster AstraZeneca's cardiorenal pipeline by adding CinCor's candidate drug, baxdrostat (CIN-107), an aldosterone synthase inhibitor for blood pressure lowering in treatment-resistant hypertension.

AstraZeneca has initiated a tender offer to acquire all of CinCor's outstanding shares for a price of $26 per share in cash at closing, plus a non-tradable contingent value right of $10 per share in cash payable upon a specified regulatory submission of a baxdrostat product. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $1.8bn. As part of the transaction, AstraZeneca will acquire the cash and marketable securities on CinCor's balance sheet, which totalled approximately $522m as of 30 September 2022.

In January 2023, AstraZeneca completed the acquisition of Neogene Therapeutics Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies that offer a novel cell therapy approach for targeting cancer. AstraZeneca acquired outstanding equity of Neogene for a total consideration of up to $320m, on a cash and debt free basis. This includes an initial payment of $200m on deal closing, and a further up to $120m in both contingent milestones-based and non-contingent consideration.

Following the approval of Airsupra in January 2023, AstraZeneca has notified Avillion of its intention to commercialise Airsupra in the US. Under the terms of the agreement with Avillion, AstraZeneca will pay single-digit royalties and milestones based on future sales and developments.

In December 2022, AstraZeneca completed the sale of its R&D facility in Waltham, Massachusetts, US, to Alexandria Real Estate Equities, Inc, (ARE), a leading owner, operator and developer of life science campuses. ARE will lease the site back to AstraZeneca for a four-year term while construction is being completed on the new AstraZeneca R&D Centre and Alexion Headquarters in Kendall Square, Cambridge, Massachusetts, announced in April 2022.

In January 2023, AstraZeneca completed the sale of its West Chester site in Ohio, US, to National Resilience, Inc., a technology-focused manufacturing company dedicated to broadening access to complex medicines. The West Chester site will continue to manufacture medicines for AstraZeneca.

Post Alexion Acquisition Group Review (PAAGR)

In conjunction with the acquisition of Alexion in 2021, AstraZeneca initiated a comprehensive review, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. These activities are expected to be substantially complete by the end of 2025, with a number of planned activities having commenced in late 2021 and during 2022.

During 2022, the Company has refined the scope and estimates of the planned activities, resulting in an increase to the expected one-time restructuring costs over the life of the programme of $0.5bn, of which $0.3bn are non-cash costs, an increase in capital investments of $0.1bn, and an increase to the anticipated annual run-rate pre-tax benefits by the end of 2025 of $0.7bn.

In addition, initial financial estimates for the Company's planned upgrade of its Enterprise Resource Planning IT systems have been completed, resulting in anticipated incremental capital investments for software assets of $0.6bn and one-time restructuring cash costs of $0.3bn. This investment builds strongly on the PAAGR and is expected to be substantially complete by the end of 2030, realising significant strategic and compliance-related benefits from transforming core enterprise-wide processes, harmonising systems architecture and enabling future digital capabilities.

Consequently, the total programme activities are now anticipated to incur one-time restructuring costs of approximately $2.9bn, of which approximately $1.9bn are cash costs and $1.0bn are non-cash costs, and capital investments of approximately $0.9bn.

Run-rate pre-tax benefits, before reinvestment, are now expected to be approximately $1.9bn by the end of 2025. In line with established practice, restructuring costs will be excluded from our Core (non-GAAP) financial measures.
During 2022, AstraZeneca recorded restructuring charges of approximately $0.7bn in relation to the PAAGR (2021: $1.0bn), bringing the cumulative charges to date under this programme to $1.7bn. Of these costs, $0.7bn are non-cash costs arising primarily from impairments and accelerated depreciation on affected assets. As at 31 December 2022, the PAAGR has realised annual run-rate pre-tax benefits, before reinvestment, of $0.8bn.

Sustainability summary

In November 2022, AstraZeneca achieved third position overall in the 2022 Access to Medicine Index.

In January 2023, Chair Leif Johansson alongside Senior Executive Team members Marc Dunoyer, Dave Fredrickson and Iskra Reic attended the World Economic Forum in Davos, focusing on investing in health as the foundation of strong and resilient societies, and the need for collective early action to build more sustainable and equitable healthcare systems, including through collaborations such as the Partnership for Health System Sustainability and Resilience and the Sustainable Markets Initiative.

Management changes

Katarina Ageborg, EVP Global Sustainability and Chief Compliance Officer, has announced her retirement. Jeffrey Pott, Chief Human Resources Officer and General Counsel, will assume responsibility as Chief Compliance Officer in addition to his current responsibilities. Pam Cheng, Executive Vice-President, Operations and Information Technology, will assume responsibility for leadership of Sustainability strategy and function in addition to her existing responsibilities. The Board thanks Katarina for her lasting legacy, having positioned AstraZeneca amongst the global leaders in sustainability, backed by world-leading platforms and science-based targets.

Conference call

A conference call and webcast for investors and analysts will begin today, 9 February 2023, at 11:45 GMT. Details can be accessed via astrazeneca.com.®

Reporting calendar

The Company intends to publish its results for the first quarter of 2023 on Thursday 27 April 2023.

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the twelve-month period to 31 December 2022 ('the year' or 'FY 2022') compared to the twelve-month period to 31 December 2021 (FY 2021), or the three-month period to 31 December 2022 ('the fourth quarter' or 'Q4 2022') compared to the three-month period to 31 December 2021 ('Q4 2021').

Core financial measures, EBITDA, Net Debt, Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed Consolidated Financial Statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

-  Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

-   Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

-  Alexion acquisition-related items, primarily fair value adjustments on acquired inventories and fair value impact of replacement employee share awards

-  Other specified items, principally the imputed finance charge relating to contingent consideration on business combinations, legal settlements and the one-off deferred tax credit arising from the internal reorganisation to integrate Alexion

-  The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 54 of the Annual Report and Form 20-F Information 2021.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Gross Margin, previously termed Gross Profit Margin, is the percentage by which Product Sales exceeds the Cost of sales, calculated by dividing the difference between the two by the sales figure. The calculation of Reported and Core Gross Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint Ventures and Associates and charges for Depreciation, Amortisation and Impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Net Debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and net derivative financial instruments. Reference should be made to Note 3 'Net Debt' included in the Notes to the Condensed Consolidated Financial Statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 4: Therapy area and medicine performance

	FY 2022				Q4 2022
			% Change				% Change
Product Sales	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	14,631	33	13	19	3,746	33	9	18
- Tagrisso	5,444	12	9	15	1,342	12	2	12
- Imfinzi 28	2,784	6	15	21	752	7	19	27
- Lynparza	2,638	6	12	18	689	6	10	17
- Calquence	2,057	5	66	69	588	5	49	53
- Enhertu	79	-	>4x	>4x	28	-	>3x	>3x
- Orpathys	33	-	>2x	>2x	(1)	-	n/m	n/m
- Zoladex	927	2	(2)	6	210	2	(9)	4
- Faslodex	334	1	(22)	(14)	74	1	(27)	(14)
- Iressa	114	-	(38)	(34)	24	-	(32)	(24)
- Arimidex	99	-	(29)	(24)	14	-	(57)	(50)
- Casodex	78	-	(45)	(40)	16	-	(28)	(16)
- Others	44	-	(14)	(6)	10	-	(29)	(18)
BioPharmaceuticals: CVRM 6	9,188	21	13	19	2,281	20	12	22
- Farxiga	4,381	10	46	56	1,177	11	39	52
- Brilinta	1,358	3	(8)	(4)	345	3	(1)	4
- Lokelma	289	1	65	75	81	1	50	63
- Roxadustat	197	-	13	18	49	-	65	87
- Andexxa 6	150	-	5	14	39	-	-	14
- Crestor	1,048	2	(4)	2	224	2	(13)	(2)
- Seloken/Toprol-XL	862	2	(9)	(4)	157	1	(23)	(12)
- Bydureon	280	1	(27)	(26)	73	1	(20)	(20)
- Onglyza	257	1	(28)	(25)	52	-	(31)	(24)
- Others	366	1	(10)	(7)	84	1	(13)	(6)
BioPharmaceuticals: R&I	5,765	13	(4)	-	1,447	13	(9)	(3)
- Symbicort	2,538	6	(7)	(2)	620	6	(9)	(2)
- Fasenra	1,396	3	11	15	381	3	7	12
- Breztri	398	1	96	>2x	116	1	59	68
- Saphnelo	116	-	>10x	>10x	48	-	>6x	>6x
- Tezspire	4	-	n/m	n/m	4	-	n/m	n/m
- Pulmicort	645	1	(33)	(31)	166	1	(33)	(28)
- Daliresp/Daxas	189	-	(17)	(16)	28	-	(52)	(52)
- Bevespi	58	-	7	9	14	-	(5)	(1)
- Others	421	1	(29)	(27)	70	1	(53)	(47)
BioPharmaceuticals: V&I	4,736	11	2	8	1,129	10	(51)	(44)
- Vaxzevria	1,798	4	(54)	(52)	85	1	(95)	(94)
- Evusheld	2,185	5	>10x	>10x	734	7	>8x	>9x
- Synagis	578	1	41	59	194	2	(19)	(3)
- FluMist	175	-	(31)	(20)	116	1	(35)	(24)
Rare Disease 6	7,053	16	4	10	1,816	16	4	10
- Soliris 6	3,762	8	(11)	(5)	844	8	(22)	(16)
- Ultomiris 6	1,965	4	34	42	593	5	52	62
- Strensiq 6	958	2	16	18	272	2	24	27
- Koselugo	208	-	93	96	58	1	74	77
- Kanuma 6	160	-	16	19	49	-	45	44
Other Medicines	1,625	4	(5)	4	379	3	(7)	7
- Nexium	1,285	3	(3)	8	300	3	(9)	7
- Others	340	1	(10)	(7)	79	1	(1)	5
Product Sales	42,998	97	18	24	10,798	96	(6)	2
Collaboration Revenue	1,353	3	54	56	409	4	(20)	(19)
Total Revenue	44,351	100	19	25	11,207	100	(7)	1

Table 5: Collaboration Revenue

	FY 2022				Q4 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Enhertu: alliance revenue 29	519	38	>2x	>2x	187	46	>3x	>3x
Tezspire: alliance revenue	79	6	n/m	n/m	37	9	n/m	n/m
Lynparza: regulatory milestones	355	26	n/m	n/m	105	26	n/m	n/m
Tralokinumab: sales milestones	110	8	n/m	n/m	-	-	-	-
Vaxzevria: royalties	76	6	19	16	10	2	n/m	n/m
Other royalty income	72	5	(42)	(41)	17	4	(75)	(74)
Other Collaboration Revenue	142	10	49	69	53	13	>10x	>10x
Total	1,353	100	54	56	409	100	(20)	(19)
Table 6: Total Revenue by therapy area

	FY 2022				Q4 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	15,539	35	15	20	4,046	36	4	12
BioPharmaceuticals 6	20,010	45	5	11	4,932	44	(17)	(9)
- CVRM6	9,211	21	13	19	2,284	20	12	22
- R&I	5,963	13	(1)	3	1,485	13	(7)	(1)
- V&I	4,836	11	1	8	1,163	10	(50)	(43)
Rare Disease6	7,053	16	4	10	1,816	16	4	10
Other Medicines	1,748	4	(4)	5	412	4	(2)	12
Total	44,351	100	19	25	11,207	100	(7)	1

Table 7: Total Revenue by region

	FY 2022				Q4 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Emerging Markets	11,745	26	(4)	1	2,733	24	(25)	(18)
- China	5,792	13	(4)	-	1,194	11	(9)	3
- Ex-China	5,953	13	(5)	1	1,538	14	(35)	(29)
US	17,920	40	47	47	4,788	43	22	22
Europe	8,738	20	9	21	2,308	21	(20)	(8)
Established RoW	5,948	13	22	40	1,378	12	(11)	8
Total	44,351	100	19	25	11,207	100	(7)	1
Table 8: Total Revenue by region - excluding Vaxzevria

	FY 2022				Q4 2022
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Emerging Markets	10,940	25	10	16	2,678	24	7	18
- China	5,746	13	(4)	(1)	1,194	11	(8)	4
- Ex-China	5,195	12	31	41	1,484	13	24	33
US	17,840	40	47	47	4,788	43	24	24
Europe	8,372	19	19	33	2,268	20	(12)	1
Established RoW	5,323	12	24	43	1,378	12	4	27
Total	42,476	96	27	34	11,112	99	8	17

Oncology

Oncology Total Revenue increased by 15% (20% at CER) in FY 2022 to $15,539m and represented 35% of overall Total Revenue (FY 2021: 36%). This included Lynparza Collaboration Revenue of $355m (FY 2021: $400m) and Enhertu Collaboration Revenue of $523m (FY 2021: $197m). Product Sales increased by 13% (19% at CER) in FY 2022 to $14,631m, reflecting new launches and increased patient access for Tagrisso, Imfinzi, Lynparza and Calquence partially offset by declines in some older medicines.

Tagrisso

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	5,444	1,567	2,007	1,023	847
Actual change	9%	17%	13%	4%	(7%)
CER change	15%	22%	13%	17%	8%

Region	Drivers and commentary
Worldwide	* Increased use of Tagrisso in adjuvant and 1st-line setting and expansion of reimbursed access, partially offset by COVID-19 headwinds
Emerging Markets
*    Rising demand from increased patient access in China continues to offset the impact of the March 2021 NRDL30 price reduction

*    The fourth quarter saw some impact from year-end ordering dynamics in China

US	* Improving use in 1st-line with longer duration of treatment and increasing adjuvant penetration, partially offset by lower 2nd-line use
Europe	* Greater use in 1st-line and adjuvant settings; established 1st-line standard of care in EU531, partially offset by lower 2nd-line use
Established RoW	* Increased use in 1st-line setting and launch progress in adjuvant, including Japan

Imfinzi

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	2,784	287	1,552	544	401
Actual change	15%	4%	25%	12%	(1%)
CER change	21%	7%	25%	26%	15%

Region	Drivers and commentary
Worldwide
*    The Imfinzi revenue line includes sales of Imjudo, which commenced in Q4 2022 following approvals in the US for patients with unresectable liver cancer (HIMALAYA) and Stage IV NSCLC (POSEIDON)

*    Increased use of Imfinzi in GI, liver and lung cancer

*    Continued recovery in diagnosis and treatment rates following the COVID-19 pandemic across all regions, excluding China

Emerging Markets	* Growth in ex-China driven by improved diagnosis and treatment rates following the COVID-19 pandemic
US
*    New patient starts across Stage III NSCLC and ES-SCLC32

*    Strong launch in BTC33 following September 2022 FDA approval (TOPAZ-1), and growing penetration of Imfinzi + Imjudo in metastatic NSCLC and HCC

Europe	* Increased market penetration in ES-SCLC, growth in the number of reimbursed markets, and ongoing recovery in rates of diagnosis and treatment
Established RoW	* New reimbursements

Lynparza

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	2,993	488	1,226	1,010	269
Actual change	9%	27%	13%	(1%)	4%
CER change	14%	31%	13%	7%	20%

Product Sales	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	2,638	488	1,226	655	269
Actual change	12%	27%	13%	6%	4%
CER change	18%	31%	13%	19%	20%

Region	Drivers and commentary
Worldwide
*   Lynparza remains the leading medicine in the PARP34 inhibitor class globally across four tumour types, as measured by total prescription volume

*   Total Revenue includes $355m in regulatory milestones received from MSD and recognised in Europe, following approval in the US and EU for the adjuvant treatment of patients with gBRCAm35 breast cancer (OlympiA), and approval in the EU for the treatment of mCRPC (PROpel)

Emerging Markets	* Increased patient access following admission to China's NRDL as a 1st-line maintenance treatment for BRCAm36 ovarian cancer patients, with effect from March 2021; launches in other markets
US	* US launch in early breast cancer following March 2022 FDA approval (OlympiA) * Increased use in breast, ovarian and prostate cancers
Europe
*   Increasing HRD testing rates and use in 1st-line HRD-positive ovarian cancer, increased Lynparza uptake in BRCAm mCRPC37 and gBRCAm HER2-negative advanced breast cancer and the EU launch in gBRCAm early breast cancer following EMA38 approval in August (OlympiA)

Established RoW	* New launches and high levels of HRD testing in Japan

Enhertu

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	602	80	405	110	7
Actual change	>2x	>6x	>2x	>3x	>10x
CER change	>2x	>6x	>2x	>3x	>10x

Region	Drivers and commentary
Worldwide
*   Excluding Japan, Enhertu global in-market sales recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $1,173m in the year (FY 2021: $426m)

*   AstraZeneca's Total Revenue of $602m includes $523m of Collaboration Revenue from its share of gross profit in territories where Daiichi Sankyo records product sales and royalties on sales in Japan

Emerging Markets	* Strong uptake in early launch markets
US
*   US in-market sales, recorded by Daiichi Sankyo, amounted to $850m in the year (FY 2021: $357m)

*   Now standard of care in 2nd-line HER2-positive metastatic breast cancer following May 2022 FDA approval (DESTINY-Breast03) and after first chemotherapy in HER2-low metastatic breast cancer following August 2022 FDA approval (DESTINY-Breast04)

Europe	* Growth in 3rd-line+ HER2-positive metastatic breast and launch in 2nd-line HER2-positive metastatic breast cancer after EMA approval in July 2022 (DESTINY-Breast03)
Established RoW	* In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo

Calquence

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	2,057	45	1,657	286	69
Actual change	66%	>2x	52%	>2x	>3x
CER change	69%	>2x	52%	>2x	>4x

Region	Drivers and commentary
Worldwide	* Increased penetration globally; leading BTKi39 in key markets
US	* Increased share of new patient starts * Inventory build in Q3 following maleate tablet formulation launch in August; Q4 observed partial inventory work down
Europe	* Increased share of new patient starts

Orpathys

Total Revenue of $33m (FY 2021: $16m), growth was driven by the 2021 launch in China, where it is approved for patients with lung cancer and MET gene alterations. Orpathys has been included in the updated NRDL in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations. The updated NRDL will take effect from 1 March 2023.

Other Oncology medicines

FY 2022	% Change

Total Revenue	$m	Actual	CER
Zoladex	957	(1%)	7%	Increased use in ex-China Emerging Markets, offsetting a price cut in Japan
Faslodex	334	(22%)	(14%)	Generic competition
Iressa	114	(38%)	(34%)	Continued share loss to next-generation TKIs40
Arimidex	99	(29%)	(24%)
Casodex	78	(45%)	(40%)	Ongoing impact from VBP implementation
Other Oncology	44	(14%)	(6%)

BioPharmaceuticals

Including V&I medicines, BioPharmaceuticals Total Revenue increased by 5% (11% at CER) in FY 2022 to $20,010m, representing 45% of overall Total Revenue (FY 2021: 51%). Growth was driven by strong Farxiga performance, Evusheld revenues offsetting the decline in Vaxzevria, and growth from newer R&I medicines offsetting decreases in Pulmicort and other older R&I medicines.

BioPharmaceuticals - CVRM

CVRM Total Revenue increased by 13% (19% at CER) to $9,211m in FY 2022, driven by a strong Farxiga performance, and represented 21% of overall Total Revenue (FY 2021: 22%).

Farxiga

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	4,386	1,665	1,071	1,297	353
Actual change	46%	39%	46%	60%	31%
CER change	56%	47%	46%	81%	48%

Region	Drivers and commentary
Worldwide
*    Farxiga volume is growing faster than the overall SGLT241 market in all major regions

*    Additional benefit from continued growth in the overall SGLT2 inhibitor class

*    Further HF42 and CKD launches and supportive updates to treatment guidelines including from ESC43 and AHA44/ACC45/HFSA46. HF and CKD indications now launched in >100 markets

Emerging Markets	* Growth despite generic competition in some markets. Solid growth in ex-China Emerging Markets, particularly Latin America
US
*    Regulatory approval for HFrEF47 in May 2020, treatment of CKD in May 2021. Both approvals included patients with and without T2D48

*    Farxiga continued to gain in-class brand share, driven by HF and CKD launches

Europe
*    The beneficial addition of cardiovascular outcomes trial data to the label, the HFrEF regulatory approval in November 2020, and CKD regulatory approval in August 2021

*    Forxiga continued gaining in-class market share in the period

Established RoW	* In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales. Continued volume growth driven by HF and CKD launches

Brilinta

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	1,358	286	744	282	46
Actual change	(8%)	(13%)	1%	(18%)	(27%)
CER change	(4%)	(10%)	1%	(8%)	(22%)

Region	Drivers and commentary
Emerging Markets	* Adverse impact from Brilinta's inclusion in China's VBP programme * Growth in ex-China Emerging Markets
US, Europe	* Q4 US sales growth favourably impacted by a one-time adjustment. Some market recovery of oral antiplatelet therapies following the pandemic

Lokelma

Total Revenue increased 65% (75% at CER) to $289m in FY 2022, driven by Lokelma extending its branded market share lead in the US and also achieving total potassium binder market share leadership in the period. Continued progress in Europe from recent launches across the region where Lokelma extended its market share in the period. In China, Lokelma was admitted to the NRDL with effect from 1 January 2022 and is now the leading potassium binder in the country.

Roxadustat

Total Revenue increased 12% (17% at CER) to $202m, with roxadustat benefitting from increased volumes in China following NRDL price cuts.

Andexxa

On a pro forma basis, Andexxa Total Revenue increased 12% (21% at CER) to $160m.

Other CVRM medicines

FY 2022	% Change

Total Revenue	$m	Actual	CER
Crestor	1,050	(4%)	2%	* Sales growth at CER driven by Emerging Markets, offset by declines in the US and Europe
Seloken	863	(9%)	(4%)	* Emerging Markets sales impacted by China VBP implementation of Betaloc49 oral in H2 2021. Betaloc ZOK VBP was implemented in Q4 2022
Onglyza	257	(28%)	(25%)	* Ongoing impact from VBP implementation
Bydureon	280	(27%)	(26%)	* Continued competitive pressures
Other CVRM	366	(10%)	(7%)

BioPharmaceuticals - R&I

Total Revenue of $5,963m from R&I medicines in FY 2022 decreased 1% (increased 3% at CER) and represented 13% of overall Total Revenue (FY 2021: 16%). This reflected growth in recently launched brands, including Fasenra, Tezspire, Breztri and Saphnelo, offset by the erosion of Pulmicort revenue following its inclusion in VBP in China in Q4 2021, and a smaller decline in Symbicort revenue.

Symbicort

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	2,538	608	973	582	375
Actual change	(7%)	-	(9%)	(13%)	(2%)
CER change	(2%)	5%	(9%)	(3%)	5%

Region	Drivers and commentary
Worldwide	* Symbicort remains the global market leader within a stable ICS50/LABA51 class
Emerging Markets	* Growth driven primarily by Latin America, Middle East and Asia Area, offset by decrease in China due to COVID-19 restrictions
US	* Strong market share performance, consolidating leadership in a declining ICS/LABA market, offset by pricing pressure
Europe	* Resilient market share in growing ICS/LABA market, offset by pricing pressure
Established RoW	* Growth in some countries driven by share gains and a continued recovery in the ICS/LABA market. That growth was offset by generic erosion in other countries

Fasenra

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	1,396	43	906	305	142
Actual change	11%	>2x	15%	7%	(12%)
CER change	15%	>2x	15%	20%	(1%)

Region	Drivers and commentary
Worldwide	* Fasenra continues to be market leader in severe eosinophilic asthma in major markets, and leading in the IL-552 class
Emerging Markets	* Strong volume growth driven by launch acceleration across key markets
US	* Maintained a strong total patient share in the severe asthma market
Europe	* Sustained growth by expanding leadership in severe eosinophilic asthma
Established RoW	* Maintained market leadership in Japan, partially offset by price adjustments and impact in the dynamic market53 related to the rise in COVID-19 cases

Breztri

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	398	92	239	33	34
Actual change	96%	68%	>2x	>4x	32%
CER change	>2x	75%	>2x	>5x	56%

Region	Drivers and commentary
Worldwide	* Breztri continued to gain market share within the growing FDC54 triple class across major markets
Emerging Markets
*   In China, the FDC triple class continued to penetrate the inhaled maintenance market, with growth impacted by COVID-19. Breztri continued its market share leadership within the fixed-dose triple class

US	* Consistent new-to-brand55 and total market share growth within the FDC triple class
Europe	* Sustained growth across markets as new launches continue to progress
Established RoW	* Strong new-to-brand market share performance in Japan, with the dynamic market impacted by access restrictions related to the rise in COVID-19 cases

Saphnelo

Total Revenue of $116m in the year (FY 2021: $8m) was driven by demand acceleration in the US, where Saphnelo achieved new-to-brand leadership in the i.v.56 segment for SLE57 and received a permanent J-code facilitating reimbursement. Growth was further supported by launches in Germany and Japan during the year.

Tezspire

Tezspire is approved in the US, EU and Japan (as well as other countries) for the treatment of severe asthma without biomarker or phenotypic limitation. Collaboration Revenue of $82m in the year (FY 2021: $nil) reflected the strong early launch performance in the US. In Europe and Established RoW, AstraZeneca recorded $4m revenue ($2m in each region).

Amgen records sales in the US and AstraZeneca records its share of gross profits in the US as Collaboration Revenue. Total ex-US product sales are recorded as AstraZeneca revenue ($4m in 2022). Global in-market sales of Tezspire were $174m in 2022.

Other R&I medicines

FY 2022	% Change

Total Revenue	$m	Actual	CER
Pulmicort	645	(33%)	(31%)
*   Emerging Markets revenue decreased 40% (39% at CER) to $462m, impacted by VBP implementation in China, lower rates of hospitalisations and limited access to nebulisation centres in China due to COVID-19 lockdowns

*   Revenues in Ex-China Emerging Markets grew following recovery of nebulisation demand

Daliresp/Daxas	189	(17%)	(16%)	* Impacted by uptake of multiple generics following loss of exclusivity in the US * Total Revenue in the fourth quarter decreased by 52%
Bevespi	58	7%	9%
Other R&I	540	(11%)	(9%)	* Collaboration Revenue of $119m (FY 2021: $15m), including $110m of milestones relating to tralokinumab (FY 2021: $nil) *Product Sales of $421m decreased 29% (27% at CER)

BioPharmaceuticals - V&I

Total Revenue from V&I medicines was broadly flat at $4,836m (FY 2021: $4,779m) and represented 11% of overall Total Revenue (FY 2021: 13%).

Vaxzevria

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	1,875	805	79	365	625
Actual change	(53%)	(65%)	24%	(65%)	8%
CER change	(51%)	(65%)	24%	(61%)	17%

Region	Drivers and commentary
Worldwide	* Revenue in the fourth quarter decreased by 95% (94% at CER) due to the conclusion of Vaxzevria contracts
Emerging Markets	* $76m of Collaboration Revenue from sub-licensees in FY 2022, including $46m in Q1 2022 from a Chinese sub-licensee producing vaccines for export * Revenue in the fourth quarter decreased by 95%
US	* Purchases by the US Government for donation overseas in Q1 2022 * No revenue was recorded after Q1 2022
Europe	* Revenue in the fourth quarter decreased by 87% (84% at CER) vs Q4 2021
Established RoW	* No revenue was recorded for Established RoW in the fourth quarter

Evusheld

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	2,184	413	1,067	298	407
Actual change	>10x	>6x	n/m	>4x	n/m
CER change	>10x	>6x	n/m	>5x	n/m

Region	Drivers and commentary
US	* AstraZeneca fulfilled the US Government's order for 1.7 million units during the year
Emerging Markets	* Government contracts in Central and Eastern Europe, Latin America and South East Asia
Europe	* Approved in the EU for prevention of COVID-19 in March 2022 and treatment of COVID-19 in September 2022
Established RoW	* Approved in Japan for prevention and treatment of COVID-19 in August 2022

Other V&I medicines

FY 2022	% Change

Total Revenue	$m	Actual	CER
Synagis	578	41%	59%	* Ex-US rights reverted to AstraZeneca after 30 June 2021, from AbbVie Inc. * In Q4 2022, Synagis sales decreased by 19% (3% CER), reflecting the early start to the RSV season in the prior year period
FluMist	175	(31%)	(20%)	* Late start to the influenza season in Europe

Rare Disease

On a pro forma basis, Total Revenue from Rare Disease medicines increased by 4% (10% at CER) in FY 2022 to $7,053m, representing 16% of overall Total Revenue.

Performance was driven by the durability of the C558 franchise, Soliris and Ultomiris growth in neurology indications, Ultomiris gMG launch, and expansion into new markets.

Strensiq and Koselugo performances were driven by continued patient demand and geographic expansion.

These tables show pro forma growth rates for each of the medicines acquired with Alexion, calculated by comparing FY 2022 revenues with the medicine's revenues from 1 January 2021 to 31 December 2021.

Soliris

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	3,762	301	2,180	805	476
Actual change6	(11%)	(29%)	(7%)	(21%)	11%
CER change6	(5%)	(10%)	(7%)	(12%)	24%

Region	Drivers and commentary
US	Performance impacted by successful conversion to Ultomiris in PNH59, aHUS60 and gMG61, partially offset by Soliris growth in NMOSD
Ex-US	Decline driven by successful conversion to Ultomiris, slightly offset by growth in NMOSD and expansion in new markets

Ultomiris

Total Revenue	Worldwide	Emerging Markets	US	Europe	Established RoW
FY 2022 $m	1,965	38	1,136	481	310
Actual change6	34%	>2x	35%	49%	6%
CER change6	42%	>2x	35%	68%	26%

Region	Drivers and commentary
Worldwide
*    Performance driven by gMG launch in the US and expansion into new markets

*    Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost per patient compared to Soliris

US	* Performance driven by successful conversion from Soliris across PNH, aHUS and gMG
Europe	* Growth driven by strong demand generation following new launch markets
Established RoW	* Rapid conversion in new launch markets, strong growth in Japan following gMG launch

Other Rare Disease medicines

FY 2022	% Change

Total Revenue	$m	Actual	CER	Commentary
Strensiq	958	16%	18%	* Performance driven by strong patient demand and geographic expansion
Koselugo	208	93%	96%	* Growth driven by expansion in new markets
Kanuma	160	16%	19%	* Continued demand growth in ex-US markets

Other medicines (outside the main therapy areas)

FY 2022	% Change

Total Revenue	$m	Actual	CER	Commentary
Nexium	1,367	(4%)	7%	* Nexium (oral) was implemented in China's VBP programme in February 2021 and Nexium i.v. was implemented in October 2021 * Generic competition in Japan increased in the fourth quarter
Others	381	(4%)	(1%)
Financial performance

Table 9: Reported Profit and Loss

	FY 2022	FY 2021	% Change		Q4 2022	Q4 2021	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	44,351	37,417	19	25	11,207	12,011	(7)	1
- Product Sales	42,998	36,541	18	24	10,798	11,498	(6)	2
- Collaboration Revenue	1,353	876	54	56	409	513	(20)	(19)
Cost of sales	(12,391)	(12,437)	-	4	(2,900)	(4,625)	(37)	(35)
Gross profit	31,960	24,980	28	35	8,307	7,386	12	24
Gross Margin	71.2%	66.0%	+5pp	+5pp	73.1%	59.8%	+13pp	+15pp
Distribution expense	(536)	(446)	20	29	(156)	(124)	26	38
% Total Revenue	1.2%	1.2%	-	-	1.4%	1.0%	-	-
R&D expense	(9,762)	(9,736)	-	5	(2,625)	(2,584)	2	9
% Total Revenue	22.0%	26.0%	+4pp	+4pp	23.4%	21.5%	-2pp	-2pp
SG&A expense	(18,419)	(15,234)	21	26	(4,621)	(5,117)	(10)	(3)
% Total Revenue	41.5%	40.7%	-1pp	-	41.2%	42.6%	+1pp	+2pp
OOI62 & expense	514	1,492	(66)	(65)	189	147	29	33
% Total Revenue	1.2%	4.0%	-3pp	-3pp	1.7%	1.2%	-	-
Operating profit/(loss)	3,757	1,056	>3x	>3x	1,094	(292)	n/m	n/m
Operating Margin	8.5%	2.8%	6	7	9.8%	-2.4%	+12pp	+14pp
Net finance expense	(1,251)	(1,257)	(1)	5	(315)	(335)	(6)	-
Joint ventures and associates	(5)	(64)	(92)	(91)	(1)	(9)	(89)	(89)
Profit/(loss) before tax	2,501	(265)	n/m	n/m	778	(636)	n/m	n/m
Taxation	792	380	>2x	>3x	124	290	(57)	21
Tax rate	-32%	143%			-16%	46%
Profit/(loss) after tax	3,293	115	n/m	n/m	902	(346)	n/m	n/m
Earnings per share	$ 2.12	$0.08	n/m	n/m	$0.58	$(0.22)	n/m	n/m

Table 10: Reconciliation of Reported Profit before tax to EBITDA

	FY 2022	FY 2021	% Change		Q4 2022	Q4 2021	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit/(loss) before tax	2,501	(265)	n/m	n/m	778	(636)	n/m	n/m
Net finance expense	1,251	1,257	(1)	5	315	335	(6)	-
Joint ventures and associates	5	64	(92)	(91)	1	9	(89)	(89)
Depreciation, amortisation and impairment	5,480	6,530	(16)	(12)	1,480	2,192	(32)	(28)
EBITDA	9,237	7,586	22	33	2,574	1,900	36	56

EBITDA of $9,237m in the year (FY 2021: $7,586m) has been negatively impacted by the $3,484m (FY 2021: $2,198m) unwind of inventory fair value uplift recognised on the acquisition of Alexion. EBITDA of $2,574m in the quarter (Q4 2021: $1,900m) has been negatively impacted by the $309m (Q4 2021: $1,154m) unwind of inventory fair value uplift recognised on the acquisition of Alexion. The unwind of the remaining $114m inventory fair value uplift is expected to depress EBITDA in 2023.

Table 11: Reconciliation of Reported to Core financial measures: FY 2022

FY 2022	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisition of Alexion	Other	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	31,960	266	32	3,506	(1)	35,763	28	35
Gross Margin	71.2%					80.0%	+6pp	+6pp
Distribution expense	(536)	2	-	-	-	(534)	20	28
R&D expense	(9,762)	111	124	27	-	(9,500)	19	24
SG&A expense	(18,419)	405	4,165	38	98563	(12,826)	15	21
Total operating expense	(28,717)	518	4,289	65	985	(22,860)	17	23
Other operating income & expense	514	(67)	-	-	-	447	(70)	(69)
Operating profit	3,757	717	4,321	3,571	984	13,350	34	42
Operating Margin	8.5%					30.1%	+4pp	+4pp
Net finance expense	(1,251)	-	-	-	277	(974)	13	18
Taxation	792	(165)	(804)	(832)	(1,049)64	(2,058)	38	46
EPS	$2.12	$0.36	$2.27	$1.77	$0.14	$6.66	26	33

Table 12: Reconciliation of Reported to Core financial measures: Q4 2022

Q4 2022	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisition of Alexion	Other	Core	Core % Change

	$m	$m	$m	$m	$m	$m	Actual	CER
Gross profit	8,307	110	8	320	-	8,745	(3)	6
Gross Margin	73.1%					77.2%	+3pp	+4pp
Distribution Expense	(156)	-	-	-	-	(156)	27	39
R&D expense	(2,625)	54	41	4	-	(2,526)	5	12
SG&A expense	(4,621)	142	1,105	3	(212)	(3,583)	6	15
Total operating expense	(7,402)	196	1,146	7	(212)	(6,265)	6	14
Other operating income & expense	189	(59)	-	-	-	130	(11)	(7)
Operating profit	1,094	247	1,154	327	(212)	2,610	(21)	(10)
Operating Margin	9.8%					23.3%	-4pp	-3pp
Net finance expense	(315)	-	-	-	70	(245)	5	9
Taxation	124	(72)	(223)	(84)	29	(226)	(55)	(44)
EPS	$0.58	$0.11	$0.60	$0.16	($0.07)	$1.38	(17)	(5)
Profit and Loss drivers

Gross profit

-  The Gross Margin (Reported and Core) in the year was impacted by:

-  Positive mix effects: the increased contribution from Rare Disease and Oncology medicines had a positive impact on the Gross Margin

-  Negative mix effects: sales of Vaxzevria and medicines with profit-sharing arrangements (primarily Lynparza) had a dilutive impact on the Gross Margin

-  Inventory write downs and provisions for excess manufacturing reservation fees relating to Evusheld

-  Pricing pressure relating to procurement programmes in China

-  Reported Gross Profit was also impacted by the unwind of the fair value adjustment to Alexion inventories at the date of acquisition. The fair value uplift is expected to unwind through Reported Cost of sales in line with associated revenues, and in FY 2022, the impact of the fair value uplift unwind on Cost of sales was $3,484m (FY 2021: $2,198m)

-  Currency fluctuations had a small positive impact on Gross Margin in the year. Currency fluctuations may have a positive or negative impact on Gross Margin in future quarters

-  Variations in Gross Margin performance between periods can be expected to continue

R&D expense

-  The increase in Reported and Core R&D expense was impacted by:

-  The acquisition of Alexion in July 2021

-  Recent positive data read outs for several high priority medicines that ungated late-stage Oncology trials

-  The advancement of a number of mid-stage clinical development programmes in BioPharmaceuticals

-  Investment in platforms, new technology and capabilities to enhance R&D productivity

SG&A expense

-  The increase in Reported and Core SG&A expense was driven by:

-  The acquisition of Alexion in July 2021

-  Market development activities for launches

-  Reported SG&A expense was also impacted by amortisation of intangible assets related to the Alexion acquisition and other acquisitions and collaborations, and a $775m legal settlement with Chugai

Other operating income

-  Reported Other operating income of $514m consisted primarily of disposal proceeds on small divestments, including the divestment of rights to Plendil in the second quarter, disposal proceeds on sale of tangible assets, and royalties

-  In FY 2021, Reported Other operating income of $1,492m included $776m of divestment gains from AstraZeneca's share of Viela Bio, Inc. and $317m from the divestment of commercial rights to Crestor in over 30 countries in Europe (excluding UK and Spain)

Net finance expense

-   The change in Reported and Core Net finance expense in the year was primarily driven by financing costs on debt for the Alexion transaction. Reported Net finance expense was also impacted by a reduction in the discount unwind on acquisition-related liabilities, including the Diabetes Alliance

Taxation

-  The effective Reported Tax Rate for the year was -32% (FY 2021: 143%) and the Core Tax rate was 17% (FY 2021: 17%)

-  The Reported Tax Rate for the year included a one-time favourable net adjustment of $876m to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation which took place in the third quarter. The internal legal entity reorganisation did not result in any corporate income tax becoming payable in the year, however it did result in a one-off deferred tax adjustment of $876m to the income statement, and a further $49m credit associated with the reorganisation is included in Other Comprehensive Income. Following the reorganisation, it was necessary to re-measure certain deferred tax balances to reflect the tax rates applicable on their reversal as under the revised structure there is a change in the income flows to the relevant territories

-  The Reported Tax rate of -32% was lower than the Core Tax Rate of 17% primarily due to the impact of the aforementioned internal restructuring. The 2022 Reported and Core Tax rates also benefited from IP incentive regimes, geographical mix of profits and net favourable adjustments to prior year tax liabilities in a number of major jurisdictions, many of which were one-time items

-  2021 Reported and Core Tax rates were impacted by one-off items in 2021, including the non-taxable gain on the divestment of Viela Bio, Inc and updates to estimates of prior period tax liabilities following settlements with tax authorities

-  The net cash paid for the year was $1,623m (2021: $1,743m) representing 65% of Reported Profit before tax (2021: -658%). The cash tax amount decreased due to refunds received in the year relating to prior periods and phasing of payments between current and future years

-  On 20 July 2022, the UK Government issued draft legislation in relation to the new global minimum tax framework, expected to be brought into effect in the UK from 2024. The UK corporation tax rate continues to be expected to increase to 25%, effective April 2023. The Company is currently assessing the potential impact of these draft rules upon its financial statements

Dividend per share

-  A second interim dividend of $1.97 per share (162.8 pence, 20.69 SEK) has been declared, meaning a full-year dividend per share of $2.90 (239.2 pence, 30.18 SEK). Dividend payments are normally paid as follows:

-  First interim dividend - announced with half-year and second-quarter results and paid in September

-  Second interim dividend - announced with full-year and fourth-quarter results and paid in March

-  The record date for the second interim dividend for 2022, payable on 27 March 2023, will be 24 February 2023. The ex-dividend date will be 23 February 2023. The record date for the first interim dividend for 2023, payable on 11 September 2023, will be 11 August 2023. The ex-dividend date will be 10 August 2023.

Table 13: Cash Flow summary
	FY 2022	FY 2021	Change
	$m	$m	$m
Reported Operating Profit	3,757	1,056	2,701
Depreciation, Amortisation and Impairment	5,480	6,530	(1,050)
Decrease in Working Capital and Short-term Provisions	3,757	2,021	1,736
Gains on Disposal of Intangible Assets	(104)	(513)	409
Gains on Disposal of Investments in Associates and Joint Ventures	-	(776)	776
Fair value movements on contingent consideration arising from business combinations	82	14	68
Non-Cash and Other Movements	(692)	95	(787)
Interest Paid	(849)	(721)	(128)
Taxation Paid	(1,623)	(1,743)	120
Net Cash Inflow from Operating Activities	9,808	5,963	3,845
Net Cash Inflow/(Outflow) before Financing Activities	6,848	(5,095)	11,943
Net Cash (Outflow)/Inflow from Financing Activities	(6,823)	3,649	(10,472)

The increase in Net Cash Inflow from Operating Activities of $3,845m primarily reflects an underlying improvement in business performance, including the contribution from Alexion for the full year.

The Reported Operating Profit of $3,757m in the year includes a negative impact of $3,484m relating to the unwind of the inventory fair value uplift recognised on the acquisition of Alexion. The corresponding positive impact of $3,484m in Decrease in Working Capital and Short-term Provisions offsets the negative impact on Reported Operating Profit. Overall, the unwind of the fair value uplift has no impact on Net Cash Inflow from Operating Activities.

The change in Working Capital and Short-term Provisions of $1,736m, whilst being positively impacted by the aforementioned inventory fair value uplift unwind, has been adversely impacted by the reduction of Vaxzevria working capital balances predominantly within Trade and other payables.

The change in Non-Cash and Other Movements of ($787m) is primarily driven by changes in non-current Provisions, as well as increased foreign exchange volatility on intercompany transactions.

Capital Expenditure

Capital Expenditure amounted to $1,091m in the year (FY 2021: $1,091m) including expenditure relating to Alexion.
Table 14: Net Debt summary
	At 31 Dec 2022	At 31 Dec 2021
	$m	$m
Cash and cash equivalents	6,166	6,329
Other investments	239	69
Cash and investments	6,405	6,398
Overdrafts and short-term borrowings	(350)	(387)
Lease liabilities	(953)	(987)
Current instalments of loans	(4,964)	(1,273)
Non-current instalments of loans	(22,965)	(28,134)
Interest-bearing loans and borrowings (Gross Debt)	(29,232)	(30,781)
Net derivatives	(96)	61
Net Debt	(22,923)	(24,322)

Net Debt decreased by $1,399m in the year to $22,923m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings are disclosed in Note 3.

Capital allocation

The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028 and 2.250% Notes due 2031 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC65 for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's Form 6-K furnished to the SEC on 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.
Table 15: Obligor group summarised Statement of comprehensive income

FY 2022
$m
Total Revenue	-
Gross Profit	-
Operating loss	(27)
Loss for the period	(687)
Transactions with subsidiaries that are not issuers or guarantors	1,071

Table 16: Obligor group summarised Statement of financial position

At 31 Dec 2022
$m
Current assets	4
Non-current assets	-
Current liabilities	(2,839)
Non-current liabilities	(22,797)
Amounts due from subsidiaries that are not issuers or guarantors	7,806
Amounts due to subsidiaries that are not issuers or guarantors	(293)

Foreign exchange

The Company's transactional currency exposures on working-capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company's external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 17: Currency sensitivities

The Company provides the following currency-sensitivity information:

Average spot rates vs. USD	Annual impact of 5% strengthening in FY average rate vs. USD ($m) 66

Currency	Primary Relevance	FY 202267	Jan 202368	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.95	0.93	2	323	159
CNY	Total Revenue	6.74	6.79	(1)	309	174
JPY	Total Revenue	131.59	130.37	1	181	122
Other69					385	202
GBP	Operating expense	0.81	0.82	(1)	46	(92)
SEK	Operating expense	10.12	10.39	(3)	7	(55)
Sustainability

Since the last quarterly report, AstraZeneca:

Access to healthcare

-  Presented the main findings of health system research conducted by the Partnership for Health System Sustainability and Resilience (PHSSR), which the Company co-founded, at the second Global PHSSR Summit in November. The results highlighted key themes across workforce and health service delivery, finance and governance, and the role of technology in strengthening health systems, as well as the importance of prevention and early intervention in non-communicable diseases

-  Achieved third position overall in the 2022 Access to Medicine Index and was recognised as the industry leader in Product Delivery, including for its application of tailored access strategies for countries reflecting their income classifications across all product categories. The Company's approach to patent transparency and sharing of intellectual property assets, using technology transfers, was also highlighted as key to ensuring continuous supply of medicines in low- and middle-income countries. It also performed well in the Governance of Access and Research & Development categories

-  Chair Leif Johansson alongside Senior Executive Team members Marc Dunoyer, Dave Fredrickson and Iskra Reic attended the World Economic Forum (WEF) in Davos in January 2023, for engagements with global, regional and national leaders. The Company focused on investing in health as the foundation of strong and resilient societies, and the need for collective early action to build more sustainable and equitable healthcare systems, including through collaborations such as the PHSSR and Sustainable Markets Initiative (SMI). AstraZeneca hosted a high-level roundtable on investing in non-communicable diseases attended by global health leaders, and signed the Zero Health Gaps Pledge in support of the WEF Global Health Equity Network vision to advance health equity

-  Committed to expand the Healthy Heart Africa programme into 10 countries over two years, starting in 2023, in addition to the nine countries where the programme is currently active. Over 32 million blood pressure screenings have been conducted since launch in 2015 and over 10,600 healthcare workers trained, as at end of December 2022

-  Reached more than nine million young people through the Young Health Programme with health information and trained more than 260,000 young people as peer educators in 39 countries, by end of December 2022

Environmental protection

-  CEO Pascal Soriot hosted a high-level engagement on climate and health at COP27, in his capacity as champion of the SMI Health Systems Task Force, which made sector-first commitments, actions and recommendations to deliver near-term targets and support the transition to net-zero sustainable healthcare. The Company also launched new commitments during COP27 in support of its Ambition Zero Carbon strategy

-  Achieved a double-A rating for Climate Change and Water Security from CDP for the seventh consecutive year, and an improved Forest score of B for timber, B for palm oil and C for cattle products. AstraZeneca received a CDP UK Leadership Award in recognition of the double-A rating and commitment to environmental transparency. AZ Forest has also published a pledge implementation update report

-  Achieved a 100% electric vehicle fleet in the Netherlands, the first Company location to do so, as part of the fleet decarbonisation strategy to support Ambition Zero Carbon emissions reduction targets

-  Earned the US Environmental Protection Agency's ENERGY STAR® certification for superior energy efficiency for the Company's Wilmington, US site, which is more energy-efficient than 85 percent of similar properties nationwide

Ethics and transparency

-  Featured in the latest Dow Jones Sustainability Index Series and the Corporate Knights list of the Global 100 world's most sustainable corporations

-  Marked International Day of People with Disabilities on 3 December, which aims to promote an understanding of disability issues with an emphasis on accessibility, including with an article on Accessibility in the workplace: the importance of allyship, highlighting key themes such as access to technology

-  Featured in the 2023 Bloomberg Gender-Equality Index, for the fifth consecutive year, recognising the Company's continued commitment to gender equality and transparency

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 10 November 2022, up to and including events on 8 February 2023.

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest clinical trials appendix, available on www.astrazeneca.com/investor-relations. The clinical trials appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses during the quarter: the 2022 San Antonio Breast Cancer Symposium (SABCS) and the 64th American Society of Hematology (ASH), both in December. At SABCS, AstraZeneca presented 56 abstracts spanning five approved medicines and seven pipeline medicines with four late-breaking oral presentations. At ASH, AstraZeneca presented 47 abstracts showcasing new data across its haematology portfolio and clinical pipeline.

Significant new trials that achieved first patient dosed during the period included:

-  TROPION-Breast03, a Phase III trial of datopotamab deruxtecan with or without Imfinzi for patients with Stage I-III triple negative breast cancer

-  AVANZAR, a Phase III trial of datopotamab deruxtecan in combination with Imfinzi and chemotherapy for 1st-line NSCLC regardless of histology and PD-L1 expression

Tagrisso and savolitinib

Event		Commentary
Fast Track Designation	US
Tagrisso in combination with savolitinib for the treatment of patients with locally advanced or metastatic NSCLC whose tumours have MET overexpression and/or amplification, as detected by an FDA-approved test, and who have had disease progression during or following prior Tagrisso.

Imfinzi and Imjudo (tremelimumab)

Event		Commentary
Approval	US
Imfinzi in combination with Imjudo plus platinum-based chemotherapy for the treatment of adult patients with Stage IV NSCLC with no sensitising EGFR70 mutations or anaplastic lymphoma kinase. (POSEIDON, November 2022)

Approval	EU	Imfinzi for the 1st-line treatment of adult patients with unresectable or metastatic BTC in combination with chemotherapy. (TOPAZ-1, December 2022)
Approval	JP
Imfinzi with or without Imjudo for the treatment of adult patients with unresectable HCC. (HIMALAYA, December 2022)

Imfinzi for the treatment of adult patients with curatively unresectable BTC in combination with chemotherapy. (TOPAZ-1, December 2022)

Imfinzi for the treatment of adult patients with unresectable, advanced or recurrent NSCLC in combination with chemotherapy. (POSEIDON, December 2022)

Read-out	PEARL Phase III trial
The PEARL Phase III trial for Imfinzi did not achieve statistical significance for the primary endpoints of improving overall survival versus platinum-based chemotherapy as a monotherapy for the treatment of patients with Stage IV NSCLC whose tumour cells express high levels (25% or more) of PD-L171, or in a subgroup of patients at low risk of early mortality. (December 2022)

Lynparza

Event		Commentary
Approval	EU	Lynparza in combination with abiraterone for the treatment of mCRPC in adult men for whom chemotherapy is not clinically indicated. (PROpel, December 2022)
PDUFA72 date change	US
The FDA indicated it will extend the PDUFA date by three months to March 2023 in order to provide further time for a full review of the sNDA73 for Lynparza in combination with abiraterone for the treatment of mCRPC. (PROpel, December 2022)

Calquence

Event		Commentary
Presentation: ASH	Real-world evidence and long-term follow-up data	Real-world evidence and long-term follow-up data support consistent efficacy and safety profile of Calquence.
Approval	JP	Calquence for the treatment of adult patients with treatment-naïve chronic lymphocytic leukaemia (ELEVATE-TN)
CHMP positive opinion	EU	Maleate tablet formulation

Enhertu

Event		Commentary
Presentation: SABCS	DESTINY-Breast03 Phase III trial
Updated OS74 results from the DESTINY-Breast03 Phase III trial, presented at SABCS 2022, demonstrated Enhertu statistically significant and clinically meaningful improvement in OS compared to T-DM175 in patients with HER2-positive unresectable and/or metastatic breast cancer.

DESTINY-Breast02 Phase III trial
Primary results from the DESTINY-Breast02 Phase III trial demonstrated clinical benefit of Enhertu compared to conventional chemotherapy-based regimens in patients with HER2-positive metastatic breast cancer previously treated with T-DM1.

Approval	EU
Enhertu for patients with advanced HER2-positive gastric or gastroesophageal junction adenocarcinoma who have received prior trastuzumab-based regimen, based on DESTINY-Gastric02 and DESTINY-Gastric01 trials. (December 2022)

Datopotamab deruxtecan (Dato-DXd)

Event		Commentary
Presentation: SABCS	TROPION-PanTumor01 Phase I trial
Initial results from the TROPION-PanTumor01 Phase I trial showed encouraging and durable efficacy of Dato-DXd in patients with heavily pre-treated HR-positive, HER2-low or HER2-negative unresectable or metastatic breast cancer. In this cohort, Dato-DXd demonstrated an objective response rate of 27% as assessed by blinded independent central review. All responses were partial and 56% of patients achieved stable disease. The disease control rate was 85% and median PFS was 8.3 months.

Updated results from the TROPION-PanTumor01 Phase I trial demonstrated Dato-DXd continued to demonstrate encouraging responses in patients with heavily pretreated metastatic TNBC and disease progression following standard treatment.

In the TNBC cohort, Dato-DXd demonstrated an ORR76 of 32% including one complete response, 13 partial responses and 18 cases of stable disease as assessed by blinded independent central review. In the overall cohort, Dato-DXd demonstrated median PFS of 4.4 months and median OS of 13.5 months. (December 2022)

Camizestrant

Event		Commentary
Presentation: SABCS	SERENA-2 Phase II trial
Detailed results from the SERENA-2 Phase II trial of camizestrant, AstraZeneca's next-generation oral selective oestrogen receptor degrader, were presented at SABCS 2022 and demonstrated statistically significant and clinically meaningful improvement in PFS at both 75mg and 150mg dose levels versus Faslodex (fulvestrant) in post-menopausal patients with ER-positive locally advanced or metastatic breast cancer, previously treated with endocrine therapy for advanced disease.

In the overall population, camizestrant significantly reduced risk of disease progression or death by 42% at a 75mg dose (based on HR of 0.58, 90% confidence interval) and mPFS of 7.2 versus 3.7 months and 33% at a 150mg dose (based on HR of 0.67, 90% confidence interval) and mPFS of 7.7 versus 3.7 months compared to Faslodex, the current SERD standard of care.

Capivasertib

Event		Commentary
Presentation: SABCS	CAPItello-291 Phase III trial
Detailed results from the CAPItello-291 Phase III trial of capivasertib in combination with Faslodex demonstrated a statistically significant and clinically meaningful improvement in PFS versus placebo plus Faslodex in patients with HR-positive, HER2-low or negative, locally advanced or metastatic breast cancer following recurrence or progression on, or after, endocrine therapy (with or without a CDK4/6 inhibitor).

Capivasertib in combination with Faslodex demonstrated a 40% reduction in the risk of disease progression or death versus placebo plus Faslodex in the overall trial population (based on a HR of 0.60, 95% confidence interval) and median PFS 7.2 versus 3.6 months. In the AKT pathway biomarker-altered population, which affects up to 50% of patients with advanced HR-positive breast cancer, capivasertib plus Faslodex reduced risk of disease progression or death by 50% versus placebo plus Faslodex.

BioPharmaceuticals - CVRM

Farxiga

Event		Commentary
Approval	EU
Forxiga for heart failure with reduced ejection fraction to cover patients across the full spectrum of left ventricular ejection fraction including heart failure with mildly reduced and preserved ejection fraction. (DELIVER, February 2023)

BioPharmaceuticals - R&I

Significant new trials in R&I initiated since the previous results included:


TILIA, a Phase III trial for tozorakimab in acute respiratory failure in patients with viral lung infection

Tezspire

Event		Commentary
Approval	US, EU	The Tezspire pre-filled pen for self-administration in a pre-filled, single-use pen for patients aged 12 years and older with severe asthma. (January, February 2023)

Airsupra (PT027)

Event		Commentary
Approval	US
Airsupra for the as-needed treatment or prevention of bronchoconstriction and to reduce the risk of exacerbations in people with asthma aged 18 years and older. This is the first approval for Airsupra, formerly known as PT027. (January 2023)

Saphnelo

Event		Commentary
Orphan Drug Designation	US	Saphnelo for idiopathic inflammatory myopathies (including myositis), a group of diseases in which type I interferon plays a key role. (December 2022)

Fasenra

Event		Commentary
Phase III trial discontinued	HUDSON	Eosinophilic gastritis (EG/EGE) trial discontinued due to strategic portfolio prioritisation. This discontinuation was not related to any safety or efficacy findings. (January 2023)

Tozorakimab

Event		Commentary
Fast Track Designation	US
Tozorakimab to reduce the risk of invasive mechanical ventilation, extracorporeal membrane oxygenation or death (acute respiratory failure) in adults hospitalised with viral lung infection and requiring supplemental oxygen. (December)

BioPharmaceuticals - V&I

A significant new trial commenced in the period:

-  SUPERNOVA, a PhaseI/III trial to evaluate the safety and neutralising activity of AZD3152 for the prevention of symptomatic COVID-19 in adults and adolescents 12 years of age or older with conditions that cause immune impairment

SUPERNOVA was originally planned to evaluate a combination of AZD3152 and cilgavimab, one of the two monoclonal antibodies that make up Evusheld. In January 2023, the decision was taken to investigate AZD3152 alone, which has been shown to neutralise all known variants to date. AstraZeneca is aiming to make AZD3152 available as a new option for COVID-19 in the second half of 2023, subject to trial readouts and regulatory reviews.

In February 2023, AstraZeneca reached agreement with the U.S. Department of Defense's Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND), in collaboration with the U.S. Department of Health and Human Services' Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response within the U.S. Department of Health and Human Services, via the Medical CBRN Defense Consortium (MCDC) Other Transaction Agreement (OTA) to develop an RNA-based universal pandemic influenza prototype vaccine. As part of the resulting prototype project, AstraZeneca could receive up to approximately $80m over three years to develop the vaccine from preclinical research through a Phase I/II clinical study.

Evusheld

Event		Commentary
Revision to Emergency Use Authorisation	US
The FDA has revised Evusheld's Emergency Use Authorisation to limit the use of Evusheld to when the combined frequency of non-susceptible SARS-CoV-2 variants nationally in the US is ≤90%. (January 2023)

Evusheld is not currently authorised by the US FDA for pre-exposure prophylaxis of COVID-19 (as of January 2023), due to sustained high frequency of circulating SARS-CoV-2 variants against which Evusheld does not retain in vitro neutralisation.

Beyfortus

Event		Commentary
Regulatory submission	US
Nirsevimab for prevention of lower respiratory tract disease in newborns and infants entering or during their first RSV season, and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season. (January 2023)

The FDA has indicated it will work to expedite its review. The PDUFA date is in the third quarter of 2023.

Rare Disease

A significant new trial achieved first patient dosed during the period:

-  ALXN1720-MG-301, a Phase III trial of gefurulimab (ALXN1720), an anti-C5 albumin-binding humanised bispecific VHH antibody in gMG

Vemircopan (ALXN2050)

Event		Commentary
Conference: ASH	PNH monotherapy Phase II trial
An oral presentation detailing interim results from a Phase II open-label trial of vemircopan (ALXN2050) highlighted efficacy and safety data from the treatment-naïve patient group, establishing proof-of-concept as a monotherapy for PNH.

Vemircopan monotherapy controlled IVH as demonstrated by reduction in LDH to <1.5xULN and prevented clinically significant EVH, demonstrated by 3.9 g/dL increase in Hgb level and ARC reduction.

Condensed Consolidated Financial Statements

Table 18: Condensed consolidated statement of comprehensive income: FY 2022

For the year ended 31 December	2022	2021
	$m	$m
Total Revenue	44,351	37,417
Product Sales	42,998	36,541
Collaboration Revenue	1,353	876
Cost of sales	(12,391)	(12,437)
Gross profit	31,960	24,980
Distribution expense	(536)	(446)
Research and development expense	(9,762)	(9,736)
Selling, general and administrative expense	(18,419)	(15,234)
Other operating income and expense	514	1,492
Operating profit	3,757	1,056
Finance income	95	43
Finance expense	(1,346)	(1,300)
Share of after tax losses in associates and joint ventures	(5)	(64)
Profit/(loss) before tax	2,501	(265)
Taxation	792	380
Profit for the period	3,293	115
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	1,118	626
Net losses on equity investments measured at fair value through other comprehensive income	(88)	(187)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	2	-
Tax on items that will not be reclassified to profit or loss	(216)	105
	816	544
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(1,446)	(483)
Foreign exchange arising on designated liabilities in net investment hedges	(282)	(321)
Fair value movements on cash flow hedges	(97)	(167)
Fair value movements on cash flow hedges transferred to profit and loss	73	208
Fair value movements on derivatives designated in net investment hedges	(8)	34
Costs of hedging	(7)	(6)
Tax on items that may be reclassified subsequently to profit or loss	73	46
	(1,694)	(689)
Other comprehensive loss, net of tax	(878)	(145)
Total comprehensive income/(loss) for the period	2,415	(30)
Profit attributable to:
Owners of the Parent	3,288	112
Non-controlling interests	5	3
	3,293	115
Total comprehensive income/(loss) attributable to:
Owners of the Parent	2,413	(33)
Non-controlling interests	2	3
	2,415	(30)
Basic earnings per $0.25 Ordinary Share	$2.12	$0.08
Diluted earnings per $0.25 Ordinary Share	$2.11	$0.08
Weighted average number of Ordinary Shares in issue (millions)	1,548	1,418
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,427

Table 19: Condensed consolidated statement of comprehensive income: Q4 2022

For the quarter ended 31 December	2022	2021
	$m	$m
Total Revenue	11,207	12,011
Product Sales	10,798	11,498
Collaboration Revenue	409	513
Cost of sales	(2,900)	(4,625)
Gross profit	8,307	7,386
Distribution expense	(156)	(124)
Research and development expense	(2,625)	(2,584)
Selling, general and administrative expense	(4,621)	(5,117)
Other operating income and expense	189	147
Operating profit/(loss)	1,094	(292)
Finance income	45	1
Finance expense	(360)	(336)
Share of after tax losses in associates and joint ventures	(1)	(9)
Profit/(loss) before tax	778	(636)
Taxation	124	290
Profit/(loss) for the period	902	(346)
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(165)	34
Net losses on equity investments measured at fair value through other comprehensive income	(67)	(331)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	1	(4)
Tax on items that will not be reclassified to profit or loss	75	34
	(156)	(267)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	1,047	(115)
Foreign exchange arising on designated liabilities in net investment hedges	39	(46)
Fair value movements on cash flow hedges	117	(64)
Fair value movements on cash flow hedges transferred to profit and loss	(177)	71
Fair value movements on derivatives designated in net investment hedges	(41)	12
Costs of hedging	4	-
Tax on items that may be reclassified subsequently to profit or loss	(22)	9
	967	(133)
Other comprehensive income/(loss), net of tax	811	(400)
Total comprehensive income/(loss) for the period	1,713	(746)
Profit/(loss) attributable to:
Owners of the Parent	901	(347)
Non-controlling interests	1	1
	902	(346)
Total comprehensive income/(loss) attributable to:
Owners of the Parent	1,712	(747)
Non-controlling interests	1	1
	1,713	(746)
Basic earnings per $0.25 Ordinary Share	$0.58	$(0.22)
Diluted earnings per $0.25 Ordinary Share	$0.58	$(0.22)
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,547
Diluted weighted average number of Ordinary Shares in issue (millions)	1,559	1,547

Table 20: Condensed consolidated statement of financial position
	At 31 Dec 2022	At 31 Dec 2021
	$m	$m
Assets
Non-current assets
Property, plant and equipment	8,507	9,183
Right-of-use assets	942	988
Goodwill	19,820	19,997
Intangible assets	39,307	42,387
Investments in associates and joint ventures	76	69
Other investments	1,066	1,168
Derivative financial instruments	74	102
Other receivables	835	895
Deferred tax assets	3,263	4,330
	73,890	79,119
Current assets
Inventories	4,699	8,983
Trade and other receivables	10,521	9,644
Other investments	239	69
Derivative financial instruments	87	83
Intangible assets	-	105
Income tax receivable	731	663
Cash and cash equivalents	6,166	6,329
Assets held for sale	150	368
	22,593	26,244
Total assets	96,483	105,363
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(5,314)	(1,660)
Lease liabilities	(228)	(233)
Trade and other payables	(19,040)	(18,938)
Derivative financial instruments	(93)	(79)
Provisions	(722)	(768)
Income tax payable	(896)	(916)
	(26,293)	(22,594)
Non-current liabilities
Interest-bearing loans and borrowings	(22,965)	(28,134)
Lease liabilities	(725)	(754)
Derivative financial instruments	(164)	(45)
Deferred tax liabilities	(2,944)	(6,206)
Retirement benefit obligations	(1,168)	(2,454)
Provisions	(896)	(956)
Other payables	(4,270)	(4,933)
	(33,132)	(43,482)
Total liabilities	(59,425)	(66,076)
Net assets	37,058	39,287
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	387
Share premium account	35,155	35,126
Other reserves	2,069	2,045
Retained earnings	(574)	1,710
	37,037	39,268
Non-controlling interests	21	19
Total equity	37,058	39,287
Table 21: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	328	7,971	2,024	5,299	15,622	16	15,638
Profit for the period	-	-	-	112	112	3	115
Other comprehensive loss	-	-	-	(145)	(145)	-	(145)
Transfer to other reserves	-	-	21	(21)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,882)	(3,882)	-	(3,882)
Issue of Ordinary Shares	59	27,155	-	-	27,214	-	27,214
Share-based payments charge for the period	-	-	-	615	615	-	615
Settlement of share plan awards	-	-	-	(781)	(781)	-	(781)
Issue of replacement Alexion share awards upon acquisition	-	-	-	513	513	-	513
Net movement	59	27,155	21	(3,589)	23,646	3	23,649
At 31 Dec 2021	387	35,126	2,045	1,710	39,268	19	39,287

At 1 Jan 2022	387	35,126	2,045	1,710	39,268	19	39,287
Profit for the period	-	-	-	3,288	3,288	5	3,293
Other comprehensive loss	-	-	-	(875)	(875)	(3)	(878)
Transfer to other reserves	-	-	24	(24)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,485)	(4,485)	-	(4,485)
Issue of Ordinary Shares	-	29	-	-	29	-	29
Share-based payments charge for the period	-	-	-	619	619	-	619
Settlement of share plan awards	-	-	-	(807)	(807)	-	(807)
Net movement	-	29	24	(2,284)	(2,231)	2	(2,229)
At 31 Dec 2022	387	35,155	2,069	(574)	37,037	21	37,058

Table 22: Condensed consolidated statement of cash flows

For the year ended 31 December	2022	2021
	$m	$m

Cash flows from operating activities
Profit/(loss) before tax	2,501	(265)
Finance income and expense	1,251	1,257
Share of after tax losses of associates and joint ventures	5	64
Depreciation, amortisation and impairment	5,480	6,530
Increase in trade and other receivables	(1,349)	(961)
Decrease in inventories	3,941	1,577
Increase in trade and other payables and provisions	1,165	1,405
Gains on disposal of intangible assets	(104)	(513)
Gains on disposal of investments in associates and joint ventures	-	(776)
Fair value movements on contingent consideration arising from business combinations	82	14
Non-cash and other movements	(692)	95
Cash generated from operations	12,280	8,427
Interest paid	(849)	(721)
Tax paid	(1,623)	(1,743)
Net cash inflow from operating activities	9,808	5,963
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(48)	(9,263)
Payments upon vesting of employee share awards attributable to business combinations	(215)	(211)
Payment of contingent consideration from business combinations	(772)	(643)
Purchase of property, plant and equipment	(1,091)	(1,091)
Disposal of property, plant and equipment	282	13
Purchase of intangible assets	(1,480)	(1,109)
Disposal of intangible assets and assets held for sale	447	587
Movement in profit-participation liability	-	20
Purchase of non-current asset investments	(45)	(184)
Disposal of non-current asset investments	42	9
Movement in short-term investments, fixed deposits and other investing instruments	(114)	96
Payments to associates and joint ventures	(26)	(92)
Disposal of investments in associates and joint ventures	-	776
Interest received	60	34
Net cash outflow from investing activities	(2,960)	(11,058)
Net cash inflow/(outflow) before financing activities	6,848	(5,095)
Cash flows from financing activities
Proceeds from issue of share capital	29	29
Issue of loans and borrowings	-	12,929
Repayment of loans and borrowings	(1,271)	(4,759)
Dividends paid	(4,364)	(3,856)
Hedge contracts relating to dividend payments	(127)	(29)
Repayment of obligations under leases	(244)	(240)
Movement in short-term borrowings	74	(276)
Payments to acquire non-controlling interests	-	(149)
Payment of Acerta Pharma share purchase liability	(920)	-
Net cash (outflow)/inflow from financing activities	(6,823)	3,649
Net increase/(decrease) in Cash and cash equivalents in the period	25	(1,446)
Cash and cash equivalents at the beginning of the period	6,038	7,546
Exchange rate effects	(80)	(62)
Cash and cash equivalents at the end of the period	5,983	6,038
Cash and cash equivalents consist of:
Cash and cash equivalents	6,166	6,329
Overdrafts	(183)	(291)
	5,983	6,038

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of preparation and accounting policies

The Condensed Consolidated Financial Statements for the year ended 31 December 2022 have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Condensed Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.

The Condensed Consolidated Financial Statements for the year ended 31 December 2022 include Alexion's results for the period. Alexion's post-acquisition results for 2021 were consolidated into the Group's results from 21 July 2021 therefore the respective comparative periods shown are not entirely comparable with the current period.

These Condensed Consolidated Financial Statements comprise the financial results of AstraZeneca PLC for the years to 31 December 2022 and 2021 together with the Statement of financial position as at 31 December 2022 and 2021. The results for the year to 31 December 2022 have been extracted from the 31 December 2022 audited Consolidated Financial Statements which have been approved by the Board of Directors. These have not yet been delivered to the Registrar of Companies but are expected to be published on 21 February 2023 within the Annual Report and Form 20-F Information 2022.

The financial information set out above does not constitute the Group's statutory accounts for the years to 31 December 2022 or 2021 but is derived from those accounts. The auditors have reported on those accounts: their reports (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year to 31 December 2022 or 31 December 2021. Statutory accounts for the year to 31 December 2022 were approved by the Board of Directors for release on 9 February 2023.

The Condensed Consolidated Financial Statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2021.

AstraZeneca has assessed the impact of the uncertainty presented by the COVID-19 pandemic and the Russia-Ukraine conflict on the Financial Statements, specifically considering the impact on key judgements and significant estimates along with several other areas of increased risk. No material accounting impacts relating to COVID-19 or the Russia-Ukraine conflict were recognised in the year.

Going concern

The Group has considerable financial resources available. As at 31 December 2022, the Group has $11.1bn in financial resources (Cash and cash equivalent balances of $6.2bn and undrawn committed bank facilities of $4.9bn available until April 2026 with only $5.5bn of borrowings due within one year). All facilities contain no financial covenants and were undrawn at 31 December 2022. On 2 February 2023, the Group entered into an additional $2.0bn of two-year committed bank facilities.

The Group's revenues are largely derived from sales of medicines covered by patents. which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Condensed Consolidated Financial Statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2021.

Note 2: Intangible assets

In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. As a result, total net impairment charges of $224m have been recorded against intangible assets during the year ended 31 December 2022 (FY 2021: $2,085m net charge). Net impairment charges in respect of medicines in development and launched medicines were $95m (FY 2021: $1,464m) and $146m (FY 2021: $603m charge) respectively.

Note 3: Net Debt

The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 28 of the Annual Report and Form 20-F Information 2021. Net Debt is a non-GAAP financial measure.

Table 23: Net Debt

	At 1 Jan 2022	Cash flow	Acquisitions	Non-cash & other	Exchange movements	At 31 Dec 2022
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(28,134)	-	(2)	4,957	214	(22,965)
Non-current instalments of leases	(754)	-	(3)	(2)	34	(725)
Total long-term debt	(28,888)	-	(5)	4,955	248	(23,690)
Current instalments of loans	(1,273)	1,271	(3)	(4,959)	-	(4,964)
Current instalments of leases	(233)	253	(1)	(260)	13	(228)
Bank collateral received	(93)	4	-	-	-	(89)
Other short-term borrowings excluding overdrafts	(3)	(78)	-	-	3	(78)
Overdrafts	(291)	85	-	-	23	(183)
Total current debt	(1,893)	1,535	(4)	(5,219)	39	(5,542)
Gross borrowings	(30,781)	1,535	(9)	(264)	287	(29,232)
Net derivative financial instruments	61	73	-	(230)	-	(96)
Net borrowings	(30,720)	1,608	(9)	(494)	287	(29,328)
Cash and cash equivalents	6,329	(72)	12	-	(103)	6,166
Other investments - current	69	168	8	-	(6)	239
Cash and investments	6,398	96	20	-	(109)	6,405
Net Debt	(24,322)	1,704	11	(494)	178	(22,923)

Non-cash movements in the period include fair value adjustments under IFRS 9 Financial Instruments.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2022 was $89m (31 December 2021: $93m) and the carrying value of such cash collateral posted by the Group at 31 December 2022 was $162m (31 December 2021: $47m). Cash collateral pledged to counterparties is recognised as a financial asset and is included in Other investments - current as at 31 December 2022. In prior years, cash collateral pledged to counterparties was included in Cash and cash equivalents.

The equivalent GAAP measure to Net Debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $1,646m (31 December 2021: $2,458m), $867m of which is shown in current other payables and $779m is shown in non-current other payables.

Net Debt decreased by $1,399m in the year to $22,923m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1.

During the year ended 31 December 2022, Standard and Poor's upgraded the Company's solicited credit ratings to long term: A; and short term: A-1. There were no changes to Moody's solicited credit ratings (long term: A3; short term: P-2).

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $186m at 31 December 2022 (31 December 2021: $104m) and for which fair value gains of $50m (FY 2021: $nil) have been recognised in the year ended 31 December 2022. In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusting as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net losses on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the year ended 31 December 2022 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,079m of other investments, $4,486m held in money-market funds, $294m of loans designated at fair value through profit or loss and ($96m) of derivatives as at 31 December 2022. With the exception of derivatives being Level 2 fair valued, certain equity investments as described above and an equity warrant of $19m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $64m of fixed deposits and $162m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 31 December 2022, which have a carrying value of $29,232m in the Condensed consolidated statement of financial position, was $27,898m.

Table 24: Financial instruments - contingent consideration

2022	2021

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,544	321	2,865	3,323
Settlements	(763)	(9)	(772)	(643)
Disposals	-	(121)	(121)	-
Revaluations	182	(100)	82	14
Reclass to other payables	-	-	-	(55)
Discount unwind	161	7	168	226
At 31 December	2,124	98	2,222	2,865

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $2,124m (31 December 2021: $2,544m) would increase/decrease by $212m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Pensions and other post-retirement benefit obligations

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19 Employee Benefits, at 31 December 2022 was a liability of $1,078m (31 December 2021: $2,454m liability). Pension schemes in a net surplus position at 31 December 2022 totalled $90m and are recorded within Other receivables in non-current assets. Pension schemes in a net deficit position at 31 December 2022 totalled $1,168m (31 December 2021: $2,454m) and are recorded within Retirement benefit obligations in non-current liabilities.

The decrease in the net liability of $1,376m is driven by actuarial gains of $1,118m that have been reflected within the Condensed consolidated statement of comprehensive income.

Changes in actuarial assumptions, primarily movements in discount rates, led to an actuarial gain on scheme obligations in the year of $3,585m (gains in UK, Sweden, US and RoW liabilities of $2,243m, $806m, $268m and $268m respectively), which reflected increases in corporate bond yields. These movements were partially offset by actuarial losses on the pension fund asset values in the year of $2,467m (losses in UK, Sweden, US and ROW assets of $1,964m, $153m, $295m and $55m respectively).

Note 6: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2021, H1 2022 and Q3 2022 results (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is one matter concerning legal proceedings in the Disclosures, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the fourth quarter of 2022 and to 9 February 2023

Patent litigation

Calquence

US patent proceedings

As previously disclosed, in February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleges that a generic version of Calquence, if approved and marketed, would infringe patents listed in the US FDA Orange Book with reference to Calquence that are owned or licensed by AstraZeneca. Trial has been scheduled for March 2025.

In February 2023, Sandoz Inc. filed a petition for inter partes review with the US Patent and Trademark Office (USPTO) of certain Calquence patent claims in US Patent No. 10,272,083 (the '083 patent)). AstraZeneca has asserted claims for infringement of the '083 patent against Sandoz and other defendants in the US ANDA litigation. AstraZeneca is considering its response to Sandoz's petition before the USPTO.

Farxiga

US patent proceedings

As previously disclosed, in 2018, in response to Paragraph IV notices, AstraZeneca initiated abbreviated new drug application (ANDA) litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (the District Court). In May 2021, trial against Zydus proceeded and in October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca's patent as valid and infringed by Zydus's ANDA product. In August 2022, Zydus appealed the District Court's decision. In November 2022, Zydus's appeal was dismissed. Additional ANDA challenges are pending.

Imjudo

US patent proceedings

In January 2023, Bristol-Myers Squibb Co. and E.R. Squibb & Sons, LLC filed a lawsuit in US District Court for the District of Delaware against AstraZeneca alleging that AstraZeneca's marketing of Imjudo infringes two of their patents.
Lokelma

US patent proceedings

As previously disclosed, in August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware. A trial has been scheduled for March 2025.

Symbicort

US patent proceedings

As previously disclosed, AstraZeneca is involved in two ongoing ANDA patent litigations with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva) brought in the US District Court for the Northern District of West Virginia (the District Court). In one of those matters, in November 2022, the District Court determined that the asserted patent was invalid. AstraZeneca appealed that decision to the United States Court of Appeals for the Federal Circuit (the Federal Circuit). With respect to the other matter, following a stipulation of infringement and validity by Mylan and Kindeva that was subject to certain appeal issues, in December 2022, the District Court issued a Final Judgment in favour of AstraZeneca. In December 2022, Mylan and Kindeva appealed the Final Judgment to the Federal Circuit. Both appeals are scheduled to be heard in March 2023.

Tagrisso

Patent proceedings outside the US

As previously disclosed, in Russia in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region (the Court) against Axelpharm, LLC to prevent it from obtaining authorisation to market a generic version of Tagrisso prior to the expiration of AstraZeneca's patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. In March 2022, the Court dismissed the lawsuit. In June 2022, the dismissal was affirmed on appeal. In January 2023, the dismissal was affirmed on further appeal. AstraZeneca is considering its option.

Lynparza

US patent proceedings

In December 2022, AstraZeneca received a Paragraph IV notice letter from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Lynparza. AstraZeneca is reviewing the notice letter.

Product liability litigation

Byetta/Bydureon

US proceedings

As previously disclosed, Amylin Pharmaceuticals, LLC (a wholly owned subsidiary of AstraZeneca) and AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts involving claims of physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege several types of injuries including pancreatic cancer and thyroid cancer. A multidistrict litigation was established in the US District Court for the Southern District of California (the District Court) in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Superior Court in Los Angeles, California (the California Court) for cases in California state courts. In March and April 2021, the District Court and the California Court respectively granted Defendants' summary judgment motions, dismissing all cases alleging pancreatic cancer with prejudice. All remaining claims in both courts, including those alleging thyroid cancer, have since been dismissed. This matter is now concluded.

Nexium and Losec/Prilosec

US proceedings

As previously disclosed, AstraZeneca is defending various lawsuits brought in US federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of these lawsuits relate to allegations of kidney injuries. In August 2017, the pending federal court cases were consolidated in a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. A bellwether trial has been scheduled for June 2023, with subsequent bellwether trials scheduled for July and September 2023. In addition to the MDL cases, there are cases filed in several state courts around the US; a case that was previously set to go to trial in Delaware state court was dismissed in October 2022.

Commercial Litigation

Anti-Terrorism Act Civil Lawsuit

As previously disclosed, in October 2017, AstraZeneca and certain other pharmaceutical and/or medical device companies were named as defendants in a complaint filed in US District Court for the District of Columbia (the District Court) by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2013. The plaintiffs allege that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. In July 2020, the District Court granted AstraZeneca's and the other defendants' motion and dismissed the lawsuit, and the plaintiffs appealed to the DC Circuit Court of Appeals (the Appellate Court). In January 2022, a panel of the Appellate Court reversed the dismissal and remanded the case back to the District Court. AstraZeneca and the other defendants filed petitions requesting en banc review by the entire Appellate Court, which were denied in February 2023.

Employment Litigation (US)

In December 2022, AstraZeneca was served with a lawsuit filed by seven former employees in the US District Court for the District of Delaware asserting age, religion, and disability discrimination claims related to AstraZeneca's COVID-19 vaccine mandate. These claims are pled on a single-plaintiff and class action basis.

Pay Equity Litigation (US)

AstraZeneca is defending a putative class and collective action matter in the US District Court for the Northern District of Illinois brought by three named plaintiffs, who are former AstraZeneca pharmaceutical sales representatives. The case involves claims under the federal and Illinois Equal Pay Acts, with the plaintiffs alleging they were paid less than male employees who performed substantially similar and/or equal work. The plaintiffs seek various damages on behalf of themselves and the putative class and/or collective, including without limitation backpay, liquidated damages, compensatory and punitive damages, attorneys' fees, and interest. In January 2023, the District Court granted AstraZeneca's motion to dismiss plaintiffs' complaint.

Government investigations/proceedings

Brazilian Operations Investigation (Brazil)

In May 2017, Brazilian authorities seized records and data from Alexion's Brazil offices as part of an investigation being conducted into Alexion's Brazilian operations. AstraZeneca cooperated with this enquiry. The prosecutor recommended discontinuance in September 2022 after determining that there was insufficient evidence to support a legal claim. The judicial authority approved discontinuance of the investigation, without any further enforcement action, in November 2022. This matter is now concluded.

Texas Qui Tam

US proceedings

In December 2022, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the State of Texas in Texas state court, which alleges that AstraZeneca engaged in unlawful marketing practices.

US 340B Litigations and Proceedings

US proceedings

As previously disclosed, in January 2021, AstraZeneca filed a lawsuit in US District Court for the District of Delaware (the District Court) alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. AstraZeneca later amended its complaint to include allegations challenging letters the US government issued in May 2021 asserting that AstraZeneca's contract pharmacy policy violates the 340B statute. In February 2022, the District Court ruled in favour of AstraZeneca. In January 2023, the Court of Appeals affirmed the District Court decision.

Note 7: Subsequent events

On 9 January 2023, it was announced that AstraZeneca had entered into a definitive agreement to acquire CinCor Pharma, Inc., a US-based clinical-stage biopharmaceutical company, focused on developing novel treatments for resistant and uncontrolled hypertension as well as chronic kidney disease. On 23 January 2023, AstraZeneca initiated a tender offer to acquire all of CinCor's outstanding shares for a price of $26 per share in cash at closing, plus a non-tradable contingent value right of $10 per share in cash payable upon a specified regulatory submission of a baxdrostat product. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $1.8bn. As part of the transaction, AstraZeneca will acquire the cash and marketable securities on CinCor's balance sheet, which totalled approximately $522m as of 30 September 2022. The transaction is expected to close in the first quarter of 2023.

On 16 January 2023, AstraZeneca completed the acquisition of Neogene Therapeutics Inc. AstraZeneca acquired all outstanding equity of Neogene for a total consideration of up to $320m, on a cash and debt free basis. This includes an initial payment of $200m on deal closing, and a further up to $120m in both contingent milestones-based and non-contingent consideration.

On 30 January 2023, AstraZeneca completed the sale of its West Chester site in Ohio, US, to National Resilience, Inc. On completion of the sale, the Property, plant and equipment assets associated with this transaction of $150m which were recorded as Assets held for sale as at 31 December 2022 have been disposed of, with no net impact recorded in the Consolidated statement of comprehensive income.

On 2 February 2023, the Group entered into an additional $2.0bn of two-year committed bank facilities.

Table 25: FY 2022 - Product Sales year-on-year analysis77

The CER information in respect of FY 2022 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.
	World			Emerging Markets			US		Europe			Established RoW
	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	14,631	13	19	3,537	10	14	6,484	23	2,726	10	23	1,884	(5)	10
Tagrisso	5,444	9	15	1,567	17	22	2,007	13	1,023	4	17	847	(7)	8
Imfinzi	2,784	15	21	287	4	7	1,552	25	544	12	26	401	(1)	15
Lynparza	2,638	12	18	488	27	31	1,226	13	655	6	19	269	4	20
Calquence	2,057	66	69	45	n/m	n/m	1,657	52	286	n/m	n/m	69	n/m	n/m
Enhertu	79	n/m	n/m	51	n/m	n/m	-	-	21	n/m	n/m	7	n/m	n/m
Orpathys	33	n/m	n/m	33	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex	927	(2)	6	657	6	12	15	15	133	(10)	1	122	(28)	(15)
Faslodex	334	(22)	(14)	159	(4)	3	17	(45)	55	(52)	(46)	103	(15)	1
Iressa	114	(38)	(34)	94	(38)	(35)	9	(19)	2	(52)	(41)	9	(44)	(35)
Arimidex	99	(29)	(24)	76	(29)	(26)	-	-	-	(87)	(86)	23	(23)	(11)
Casodex	78	(45)	(40)	53	(50)	(47)	-	-	1	(49)	(48)	24	(31)	(19)
Others	44	(14)	(6)	27	(6)	1	1	59	6	(4)	4	10	(36)	(26)
BioPharmaceuticals: CVRM*	9,188	13	19	4,119	9	15	2,479	11	1,906	25	40	684	10	25
Farxiga	4,381	46	56	1,665	39	47	1,071	46	1,297	60	81	348	32	49
Brilinta	1,358	(8)	(4)	286	(13)	(10)	744	1	282	(18)	(8)	46	(27)	(22)
Lokelma	289	65	75	20	n/m	n/m	170	47	30	n/m	n/m	69	55	83
Roxadustat	197	13	18	197	13	18	-	-	-	-	-	-	-	-
Andexxa*	150	5	14	-	-	-	77	(32)	41	41	58	32	n/m	n/m
Crestor	1,048	(4)	2	794	2	9	65	(19)	41	(21)	(12)	148	(21)	(10)
Seloken/Toprol-XL	862	(9)	(4)	839	(10)	(4)	-	n/m	14	26	27	9	(16)	(13)
Bydureon	280	(27)	(26)	3	(16)	(18)	242	(24)	35	(37)	(29)	-	(95)	(94)
Onglyza	257	(28)	(25)	121	(32)	(28)	76	(13)	38	(37)	(29)	22	(32)	(30)
Others	366	(10)	(7)	194	(1)	4	34	(35)	128	(12)	(10)	10	(32)	(24)
BioPharmaceuticals: R&I	5,765	(4)	-	1,443	(18)	(14)	2,655	10	1,054	(15)	(5)	613	(3)	7
Symbicort	2,538	(7)	(2)	608	-	5	973	(9)	582	(13)	(3)	375	(2)	5
Fasenra	1,396	11	15	43	n/m	n/m	906	15	305	7	20	142	(12)	(1)
Breztri	398	96	n/m	92	68	75	239	n/m	33	n/m	n/m	34	32	56
Saphnelo	116	n/m	n/m	-	-	-	111	n/m	2	n/m	n/m	3	n/m	n/m
Tezspire	4	n/m	n/m	-	-	-	-	-	2	n/m	n/m	2	n/m	n/m
Pulmicort	645	(33)	(31)	462	(40)	(39)	65	(9)	69	(6)	6	49	5	15
Daliresp/Daxas	189	(17)	(16)	3	(28)	(24)	176	(15)	9	(39)	(32)	1	3	7
Bevespi	58	7	9	5	31	38	42	7	10	(7)	5	1	n/m	n/m
Others	421	(29)	(27)	230	(20)	(17)	143	32	42	(77)	(75)	6	(53)	(46)
BioPharmaceuticals: V&I	4,736	2	8	1,316	(43)	(41)	1,168	n/m	1,027	(33)	(24)	1,225	68	89
Vaxzevria	1,798	(54)	(52)	729	(67)	(67)	79	24	365	(65)	(61)	625	8	17
Evusheld	2,185	n/m	n/m	413	n/m	n/m	1,067	n/m	298	n/m	n/m	407	n/m	n/m
Synagis	578	41	59	173	n/m	n/m	1	(94)	213	5	17	191	28	51
FluMist	175	(31)	(20)	1	(51)	(54)	21	(21)	151	(32)	(20)	2	(4)	(10)
Rare Disease*	7,053	4	10	431	(10)	6	4,324	8	1,428	(3)	9	870	8	24
Soliris*	3,762	(11)	(5)	301	(29)	(10)	2,180	(7)	805	(21)	(12)	476	11	24
Ultomiris*	1,965	34	42	38	n/m	n/m	1,136	35	481	49	68	310	6	26
Strensiq*	958	16	18	35	41	31	769	19	78	(3)	9	76	(1)	16
Koselugo	208	93	96	26	n/m	n/m	162	55	20	n/m	n/m	-	-	-
Kanuma*	160	16	19	31	73	61	77	12	44	(3)	10	8	21	38
Other medicines	1,625	(5)	4	788	(14)	(9)	144	(16)	123	(28)	(24)	570	28	50
Nexium	1,285	(3)	8	568	(19)	(13)	120	(6)	46	(26)	(17)	551	28	50
Others	340	(10)	(7)	220	4	7	24	(45)	77	(29)	(27)	19	37	54
Total Product Sales	42,998	18	24	11,634	(4)	1	17,254	44	8,264	9	22	5,846	22	40

Table 26: Q4 2022 - Product Sales year-on-year analysis78

The Q4 2022 information in respect of the three months ended 31 December 2022 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.
	World			Emerging Markets			US		Europe			Established RoW
	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	3,746	9	18	814	4	14	1,789	23	689	4	21	454	(13)	7
Tagrisso	1,342	2	12	356	10	22	535	10	245	(5)	10	206	(16)	4
Imfinzi	752	19	27	63	(4)	3	450	37	142	3	20	97	(4)	18
Lynparza	689	10	17	130	27	33	331	13	162	-	16	66	(7)	15
Calquence	588	49	53	17	n/m	n/m	465	39	86	n/m	n/m	20	n/m	n/m
Enhertu	28	n/m	n/m	17	n/m	n/m	-	-	8	n/m	n/m	3	n/m	n/m
Orpathys	(1)	n/m	n/m	(1)	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex	210	(9)	4	149	(3)	10	4	71	33	(6)	10	24	(42)	(25)
Faslodex	74	(27)	(14)	38	(14)	(2)	1	(76)	11	(46)	(38)	24	(23)	(3)
Iressa	24	(32)	(24)	19	(34)	(26)	3	55	-	(44)	21	2	(52)	(44)
Arimidex	14	(57)	(50)	10	(61)	(56)	-	-	-	-	-	4	(39)	(27)
Casodex	16	(28)	(16)	10	(27)	(16)	-	-	1	n/m	n/m	5	(38)	(23)
Others	10	(29)	(18)	6	(18)	(6)	-	-	1	(8)	(10)	3	(40)	(31)
BioPharmaceuticals: CVRM	2,281	12	22	938	8	20	696	15	493	25	44	154	(11)	6
Farxiga	1,177	39	52	441	39	52	323	42	342	52	76	71	(8)	9
Brilinta	345	(1)	4	64	(11)	(6)	206	16	67	(19)	(6)	8	(48)	(41)
Lokelma	81	50	63	6	n/m	n/m	48	40	9	98	n/m	18	18	49
Roxadustat	49	65	87	49	66	87	-	-	-	-	-	-	-	-
Andexxa	39	-	14	-	-	-	15	(51)	12	37	63	12	n/m	n/m
Crestor	224	(13)	(2)	164	(8)	4	15	(28)	11	24	42	34	(33)	(18)
Seloken/Toprol-XL	157	(23)	(12)	150	(24)	(13)	-	-	4	n/m	n/m	3	(23)	(30)
Bydureon	73	(20)	(20)	-	(51)	(59)	66	(16)	7	(47)	(38)	-	(49)	(98)
Onglyza	52	(31)	(24)	22	(20)	(8)	16	(38)	9	(37)	(26)	5	(36)	(32)
Others	84	(13)	(6)	42	(6)	6	7	(42)	32	(11)	(8)	3	(13)	(3)
BioPharmaceuticals: R&I	1,447	(9)	(3)	341	(23)	(16)	692	7	259	(23)	(10)	155	(5)	10
Symbicort	620	(9)	(2)	133	(13)	(3)	255	(2)	137	(20)	(7)	95	(2)	11
Fasenra	381	7	12	13	n/m	n/m	257	10	76	2	18	35	(18)	(2)
Breztri	116	59	68	21	44	66	75	59	11	n/m	n/m	9	8	34
Saphnelo	48	n/m	n/m	-	-	-	46	n/m	1	n/m	n/m	1	n/m	n/m
Tezspire	4	n/m	n/m	-	-	-	-	-	2	n/m	n/m	2	n/m	n/m
Pulmicort	166	(33)	(28)	123	(36)	(32)	12	(37)	19	(19)	(7)	12	(5)	11
Daliresp/Daxas	28	(52)	(52)	1	(53)	(49)	25	(54)	2	(39)	(30)	-	-	-
Bevespi	14	(5)	(1)	1	28	46	10	(1)	3	(27)	(15)	-	-	-
Others	70	(53)	(47)	49	(36)	(27)	12	(20)	8	(86)	(83)	1	(57)	(43)
BioPharmaceuticals: V&I	1,129	(51)	(44)	321	(74)	(72)	226	n/m	334	(49)	(40)	248	(25)	(7)
Vaxzevria	85	(95)	(94)	45	(96)	(95)	-	-	40	(87)	(84)	-	-	-
Evusheld	734	n/m	n/m	246	n/m	n/m	217	n/m	99	50	74	172	n/m	n/m
Synagis	194	(19)	(3)	29	46	77	(1)	n/m	90	(26)	(14)	76	(21)	(3)
FluMist	116	(35)	(24)	1	(39)	(43)	10	n/m	105	(39)	(27)	-	(88)	(86)
Rare Disease	1,816	4	10	116	(12)	2	1,149	10	349	(6)	7	202	(1)	19
Soliris	844	(22)	(16)	83	(29)	(12)	491	(19)	179	(26)	(15)	91	(18)	(4)
Ultomiris	593	52	62	4	(6)	8	365	71	134	34	53	90	23	52
Strensiq	272	24	27	10	59	48	224	29	19	(1)	13	19	(6)	16
Koselugo	58	74	77	3	n/m	n/m	48	51	7	n/m	n/m	-	-	-
Kanuma	49	45	44	16	n/m	n/m	21	18	10	(8)	4	2	68	n/m
Other medicines	379	(7)	7	180	1	12	32	(11)	28	(23)	(19)	139	(12)	11
Nexium	300	(9)	7	131	1	13	26	(12)	9	(40)	(32)	134	(13)	9
Others	79	(1)	5	49	1	8	6	(2)	19	(12)	(10)	5	34	70
Total Product Sales	10,798	(6)	2	2,710	(25)	(18)	4,584	19	2,152	(12)	1	1,352	(13)	6
Table 27: Collaboration Revenue

	FY 2022	FY 2021
	$m	$m
Enhertu: alliance revenue	519	193
Tezspire: alliance revenue	79	-
Lynparza: regulatory milestones	355	-
Lynparza: sales milestones	-	400
Tralokinumab: sales milestones	110	-
Vaxzevria: royalties	76	64
Other royalty income	72	74
Other Collaboration Revenue	142	145
Total	1,353	876

Table 28: Other Operating Income and Expense

	FY 2022	FY 2021
	$m	$m
Brazikumab licence termination funding	138	99
Waltham site gain on sale and leaseback	125	-
Divestment of rights to Plendil	61	-
Divestment of Viela Bio, Inc. shareholding	-	776
Crestor (Europe ex-UK and Spain)	-	317
Late stage small-molecule antibiotics assets (ex-US)	-	100
Other	190	200
Total	514	1,492

Other shareholder information

Financial calendar

Announcement of first quarter 2023 results                                                                                             27 April 2023
Announcement of half year and second quarter 2023 results
28 July 2023
Announcement of year to date and third quarter 2023 results
9 November 2023

Dividends are normally paid as follows:
First interim:
          Announced with the half year results and paid in September
Second interim:
Announced with full year results and paid in March

The record date for the second interim dividend for 2022, payable on 27 March 2023, will be 24 February 2023. The ex-dividend date will be 23 February 2023.

Contacts

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Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
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United Kingdom	United Kingdom	Sweden	United States

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	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Losec, owned by AstraZeneca or Cheplapharm (depending upon geography); Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Cautionary statements regarding forward-looking statements
In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

-  the ability of the Group and CinCor to complete the transactions contemplated by the acquisition agreement, including the parties' ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement;
-  the Group's and CinCor's beliefs and expectations and statements about the benefits sought to be achieved in the Group's proposed acquisition of CinCor;
-  the potential effects of the acquisition on both the Group and CinCor;
-  the possibility of any termination of the acquisition agreement;
-  the expected benefits and success of baxdrostat and any combination product, the possibility that the milestone related to the contingent value right will not be achieved;the risk of failure or delay in delivery of pipeline or launch of new medicines
-  the risk of failure to meet regulatory or ethical requirements for medicine development or approval
-  the risk of failures or delays in the quality or execution of the Group's commercial strategies
-  the risk of pricing, affordability, access and competitive pressures
-  the risk of failure to maintain supply of compliant, quality medicines
-  the risk of illegal trade in the Group's medicines
-  the impact of reliance on third-party goods and services
-  the risk of failure in information technology or cybersecurity
-  the risk of failure of critical processes
-  the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
-  the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
-  the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
-  the risk of the safety and efficacy of marketed medicines being questioned
-  the risk of adverse outcome of litigation and/or governmental investigations
-  intellectual property-related risks to our products
-  the risk of failure to achieve strategic plans or meet targets or expectations
-  the risk of failure in financial control or the occurrence of fraud
-  the risk of unexpected deterioration in the Group's financial position
-  the impact that global and/or geopolitical events such as the COVID-19 pandemic and the Russia-Ukraine war may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast. There can be no guarantees that the conditions to the closing of the proposed transaction with CinCor will be satisfied on the expected timetable or at all or that baxdrostat or any combination product will receive the necessary regulatory approvals or prove to be commercially successful if approved.

- End of document –

1 Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2022 vs 2021. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.
2 Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.
3 Earnings per share.
4 Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the acquisition of Alexion, amortisation of intangibles, impairments, restructuring charges, and, as previously disclosed, a charge to provisions relating to a legal settlement with Chugai Pharmaceutical Co. Ltd (Chugai) that led to a payment of $775m in Q2 2022. A full reconciliation between Reported EPS and Core EPS is provided in Tables 11 and 12 in the Financial performance section of this document.
5 Cardiovascular, Renal and Metabolism.
6 FY 2022 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year. In FY 2022, Total Revenue from Koselugo is included in Rare Disease (FY 2021: Oncology) and Total Revenue from Andexxa is included in BioPharmaceuticals: CVRM (FY 2021: Rare Disease). The growth rate shown for each therapy area has been calculated as though these changes had been implemented in FY 2021.
7 Respiratory & Immunology.
8 The COVID-19 medicines are Vaxzevria, Evusheld, and AZD3152 – the COVID-19 antibody currently in development.
9 AstraZeneca is collaborating with MSD (Merck & Co., Inc. in the US and Canada) to develop and commercialise Lynparza.
10 Metastatic castration-resistant prostate cancer.
11 Human epidermal growth factor receptor 2.
12 Hepatocellular carcinoma.
13 Non-small cell lung cancer.
14 Mesenchymal-epithelial transition.
15 Long-acting antibody.
16 Vaxzevria is AstraZeneca's trademark for the Company's supply of the AstraZeneca COVID-19 Vaccine. In the financial tables in this report, 'Vaxzevria Total Revenue' includes Collaboration Revenue from sub-licensees that produce and supply the AstraZeneca COVID-19 Vaccine under their own trademarks.
17 Volume-based procurement.
18 Vaccines & Immune Therapies.
19 In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a ‘+’ symbol next to a R&D expense comment indicates that the item increased the R&D expense relative to the prior year.
20 Gross Profit is defined as Total Revenue minus Cost of sales. The calculation of Reported and Core Gross Margin excludes the impact of Collaboration Revenue.
21 Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from divestments is reported within Reported and Core Other operating income and expense in the Company’s financial statements.
22 Chronic lymphocytic leukaemia.
23 Heart failure with preserved ejection fraction.
24 Respiratory syncytial virus.
25 Neuromyelitis optica spectrum disorder.
26 Hormone receptor.
27 US Food and Drug Administration.
28 Imfinzi Product Sales includes sales of Imjudo, which commenced in Q4 2022.
29 Alliance revenue (previously referred to as share of gross profits) comprises income arising from collaborative arrangements, where AstraZeneca is entitled to a profit share, but does not include product sales where AstraZeneca is leading commercialisation in a territory. Alliance revenue is included within Collaboration Revenue.
30 National reimbursement drug list.
31 France, Germany, Italy, Spain, UK.
32 Extensive-stage small cell lung cancer.
33 Biliary tract cancer.
34 Poly ADP ribose polymerase.
35 Germline (hereditary) breast cancer gene mutation.
36 Breast cancer gene mutation.
37 Metastatic castration resistant prostate cancer.
38 European Medicines Agency.
39 Bruton tyrosine kinase inhibitor.
40 Tyrosine kinase inhibitor.
41 Sodium-glucose cotransporter 2.
42 Heart failure.
43 European Society of Cardiology.
44 American Heart Association.
45 American College of Cardiology.
46 Heart Failure Society of America.
47 Heart failure with reduced ejection fraction.
48 Type-2 diabetes.
49 Betaloc is the brand name for Seloken in China.
50 Inhaled corticosteroid.
51 Long-acting beta-agonist.
52 Interleukin-5.
53 The ‘dynamic market’ refers to patients who have recently changed their medicine to a branded biologic. It captures patients who have adopted a biologic medicine for the first time, and patients who have switched from one biologic brand to another.
54 Fixed dose combination.
55 ‘New-to-brand’ share represents a medicine’s share in the dynamic market
56 Intravenous injection.
57 Systemic lupus erythematosus.
58 Complement component 5.
59 Paroxysmal nocturnal haemoglobinuria.
60 Atypical haemolytic uraemic syndrome.
61 Generalised myasthenia gravis.
62 Other Operating Income.
63 Other SG&A expense of $985m predominantly includes the $775m charge to provisions relating to the legal settlement with Chugai and $82m of fair value movements on contingent consideration arising from business combinations.
64 Other Taxation of ($1,049m) includes a one-off favourable net adjustment of ($876m) to deferred taxes arising from an internal reorganisation to integrate the Alexion organisation.
65 Securities Exchange Commission.
66 Based on best prevailing assumptions around currency profiles.
67 Based on average daily spot rates 1 Jan 2022 to 31 Dec 2022
68 Based on average daily spot rates 1 Jan 2023 to 31 Jan 2023.
69 Other currencies include AUD, BRL, CAD, KRW and RUB.
70 Epidermal growth factor receptor.
71 Programmed death-ligand 1.
72 Prescription Drug User Fee Act.
73 Supplemental new drug application.
74 Overall survival.
75 Ado-trastuzumab emtansine.
76 Overall response rate.
77 The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *FY 2022 growth rates on medicines acquired with Alexion have been calculated on a pro forma basis comparing to the corresponding period in the prior year. The growth rates shown for Rare Disease and CVRM therapy area totals include these pro forma adjustments.
78 The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AstraZeneca PLC

Date: 09 February 2023
By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary